SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 28, 2008
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Management Proxy Circular & Notice of Meeting
Voting Proxy
Supplemental Return Card
Electronic Consent

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: March 28, 2008	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President &
Corporate Secretary

Notice of Annual Meeting of the Shareholders
and
Management Proxy Circular
of
IVANHOE MINES LTD.
DATED: March 28, 2008

IVANHOE MINES LTD.
Notice of Annual General Meeting of Shareholders
May 9, 2008
NOTICE IS HEREBY GIVEN that an Annual General Meeting of shareholders of Ivanhoe Mines Ltd. (the “Corporation”) will be held on Friday, May 9, 2008, at 9:00 AM local time, in the President’s Room of the Terminal City Club located at 837 West Hastings Street, Vancouver, British Columbia for the following purposes:
1.	to receive the annual report of the directors to the shareholders;

2.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2007 and the auditors’ report thereon;

3.	to elect directors for the ensuing year;

4.	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.	to transact such other business as may properly come before the meeting or any adjournment thereof.
The Board of Directors has fixed March 24, 2008 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, this Annual General Meeting and at any adjournment thereof.
A Management Proxy Circular, Form of Proxy, the Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2007 and return envelope accompany this Notice of Meeting.
A shareholder, who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.
Dated at Vancouver, British Columbia, this 28th day of March, 2008.

BY ORDER OF THE BOARD

“Beverly A. Bartlett”

Vice President and Corporate Secretary

IVANHOE MINES LTD.
World Trade Centre
654 — 999 Canada Place
Vancouver, British Columbia, V6C 3E1
MANAGEMENT PROXY CIRCULAR
SOLICITATION OF PROXIES
This Management Proxy Circular is furnished to the holders of common shares (“shareholders”) of IVANHOE MINES LTD. (the “Corporation”) by management of the Corporation in connection with the solicitation of proxies to be voted at the Annual General Meeting (the “Meeting”) of the shareholders to be held at 9:00 AM, local time, on May 9, 2008 in the President’s Room of the Terminal City Club located at 837 W. Hastings Street, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.
The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. All costs of this solicitation will be borne by the Corporation.
The Board of Directors of the Corporation has fixed the close of business on March 24, 2008 as the record date, being the date for the determination of the registered shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).
Unless otherwise stated, the information contained in this Management Proxy Circular is as of March 27, 2008. All dollar amounts are expressed in Canadian dollars (“Cdn.$”) or United States dollars (“U.S.$”) as indicated.
APPOINTMENT OF PROXYHOLDERS
A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.
The individuals named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed form of proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.
A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

An appointment of a proxyholder or alternate proxyholders will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, (a “Proxy”) is deposited with CIBC Mellon Trust Company, by facsimile to (416) 368-3976 or 1-866-781-3111, by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1 or P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by hand to The Oceanic Plaza, 1600 — 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.
REVOCATION OF PROXIES
A shareholder who has given a Proxy may revoke the Proxy
(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing
(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used,

(ii)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the Proxy is to be used,

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof, or
(b)	in any other manner provided by law.
A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.
EXERCISE OF DISCRETION
The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction in respect of a particular matter, such shares will be voted in favour of such matter. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

VOTES NECESSARY TO PASS RESOLUTIONS
The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by form of proxy the holder or holders of, common shares carrying, in the aggregate, not less than thirty-three and one-third percent (33-1/3%) of the votes eligible to be cast at the Meeting.
Under the Yukon Business Corporations Act (the “YBCA”) a majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at the Meeting is required to pass a special resolution.
Shareholders will also be asked to elect directors and appoint auditors for the ensuing year. If there are more nominees for election as directors or appointment as the Corporation’s auditors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.
VOTING BY NON-REGISTERED SHAREHOLDERS
Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either:
(i)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.
In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this Management Proxy Circular, the form of proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:
(a)	a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”)

which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Corporation, c/o CIBC Mellon Trust Company, The Oceanic Plaza, 1600 — 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A Non-Registered Shareholder may revoke a form of proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s common shares of the Corporation are held and following the instructions of the intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.
VOTING SHARES AND PRINCIPAL HOLDERS
The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.
As of March 27, 2008, the Corporation had issued 375,118,741 fully paid and non-assessable Common Shares without par value, each carrying the right to one vote. As of such date, no Preferred Shares were issued or outstanding.

A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting personally or deposits a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that
(a)	the shareholder has transferred the ownership of any such share after the Record Date, and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.
To the knowledge of the directors and senior officers of the Corporation, the only persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Corporation, the approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Corporation represented by such shares and the share ownership by the current directors and senior officers of the Corporation as a group are:

	Number of Shares Owned,		Percentage of Shares
Name and Address	Controlled or Directed		Outstanding
Robert M. Friedland Singapore	100,942,326	(1)	26.91%

Directors and Officers as a group(2)	101,601,885	(3)	27.08%

(1)	Common Shares are held directly (as to 19,810,801 shares) and indirectly through Newstar Securities SRL (as to 30,808,992 shares), a company beneficially owned and controlled by Mr. Friedland, and Goldamere Holdings SRL (as to 50,322,533 shares), a company beneficially owned and controlled as to 91.91% by Mr. Friedland. Common Shares held directly and indirectly by Mr. Friedland do not include 2,000,000 unissued Common Shares issuable upon the exercise of incentive stock options.

(2)	Common Shares held by the directors and senior officers as a group do not include 10,377,500 unissued Common Shares issuable upon the exercise of incentive stock options.

(3)	Includes 100,942,326 Common Shares held directly and indirectly by Robert M. Friedland.
In addition to the foregoing:
(a)	Rio Tinto International Holdings Ltd., of London, England (“Rio Tinto”) owns 37,089,883 shares (being 9.89% of the issued and outstanding Common Shares). Pursuant to an agreement dated October 18, 2006 (the “2006 Rio Tinto Agreement”), Rio Tinto is obligated to subscribe for an additional 46,304,473 shares upon the completion of certain conditions precedent, including the completion of an investment contract with the Government of Mongolia in connection with the Corporation’s Oyu Tolgoi project (the “Investment Contract”). If such investment is completed, Rio Tinto would hold approximately 19.788% of the Corporation’s issued and outstanding Common Shares. Rio Tinto also holds warrants to purchase up to 92,053,044 shares at prices between U.S.$8.38 and U.S.$9.02 per share until two years after the earlier of completion of the Investment Contract and October 27, 2009.

On October 24, 2007 Rio Tinto entered into an interim funding arrangement with the Corporation in respect of the Corporation’s Oyu Tolgoi copper and gold mining project in Mongolia pursuant to which it provided the Corporation with a convertible credit facility convertible into up to an additional 45,800,000 Common Shares at U.S.$10.00 per share, and was granted warrants to purchase up to an additional 35,000,000 Common Shares at U.S.$10.00 per share until October 24, 2012.

If, in addition to completing the second tranche investment, pursuant to the 2006 Rio Tinto Agreement, the loan facility is fully converted and the warrants are fully exercised, Rio Tinto would hold approximately 43.1% of the Corporation’s issued and outstanding Common Shares.

Pursuant to the 2006 Rio Tinto Agreement, Rio Tinto is entitled to nominate a person or persons for appointment or election to the Board from time to time in proportion to the percentage of the Corporation’s issued and outstanding shares it holds. Mr. Bret Clayton, an executive officer of Rio Tinto, has been nominated as one of management’s nominees for election as a Director of the Corporation at the Meeting. See “Election of Directors - Management Nominees”.

Concurrent with the 2006 Rio Tinto Agreement, Rio Tinto and Mr. Friedland entered into a shareholders’ agreement, whereby Mr. Friedland has agreed to vote or cause to be voted any Common Shares he controls, directly or indirectly, in favour of any transaction contemplated by the 2006 Rio Tinto Agreement.

(b)	Tradewinds Global Investors LLC (“Tradewinds”), of Los Angeles, California, owns 27,135,843 (7.23%) of the issued and outstanding Common Shares. Tradewinds is an advisory and investment management subsidiary of Nuveen Investments Inc. (NYSE: JNC) (“Nuveen”) focused on international and global equity investing. Nuveen is a provider of investment advisory services and a distributor of open-end, closed-end and managed account products to affluent, high-net-worth and institutional investors.

(c)	The Caisse de dépôt et placement du Québec (“Caisse de dépôt”), of Montreal, Québec, owns 24,845,207 (6.62%) of the issued and outstanding Common Shares. Caisse de dépôt is a global fund manager managing funds deposited primarily by public and private pension funds and insurance plans in the Province of Québec, Canada.

(d)	Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC (“FMR”), of Boston, Massachusetts, owns 23,500,800 (6.26%) of the issued and outstanding Common Shares. Fidelity is an investment adviser to various U.S. investment companies and is the beneficial owner of 23,500,800 Common Shares of the Corporation. Fidelity International Limited, of Hamilton, Bermuda, beneficially owns an additional 406,000 Common Shares, and other wholly-owned subsidiaries of FMR beneficially own an additional 23,300 Common Shares, of the Corporation.

Information relating to Tradewinds, the Caisse de depot and FMR and its subsidiaries are not within the knowledge of management of the Corporation and have been derived from filings with the U.S. Securities and Exchange Commission, and represents the number of Common Shares held by Tradewinds as of February 14, 2008, by the Caisse de depot as of January 21, 2008, and by FMR as of February 13, 2008.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No person who has been a director or officer of the Corporation at any time since the beginning of its last completed financial year, any proposed nominee for director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as disclosed in this Information Circular.
ELECTION OF DIRECTORS
Term of Office
The Corporation’s articles provide that the number of directors of the Corporation will be a minimum of three and a maximum of 12. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the YBCA, each director elected will hold office until the conclusion of the next annual meeting of the Corporation or, if no director is then elected, until a successor is elected.
Management Nominees
The following table sets out the names of management’s nominees for election as directors, their ages, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Corporation, the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 27, 2008, and the number of options to purchase Common Shares of the Corporation held by each as at March 27, 2008.

Robert M. Friedland
Singapore
Age:  57
Executive Chairman
Director Since: 1994

Director Status:
Non-Independent
(Management)
Areas of Experience:
CEO/Board
Finance
Mining Industry
Public Capital Markets
Managing/Leading Growth

Mr. Friedland is the founder and Executive Chairman of the Corporation. He has been a member of the Corporation’s Executive Committee since its formation in March, 2005.
He is Chairman and President of Ivanhoe Capital Corporation, a company based in Singapore and Beijing that specializes in venture capital and project financing for international business enterprises, predominantly in the resource sector. He also is a co-founder and Deputy Chairman, Capital Markets, for Ivanhoe Energy Inc., which is developing advanced, proprietary technology that converts heavy oil into lighter crude oil. Ivanhoe Energy has announced that effective May 29, 2008, Mr. Friedland is expected to be appointed as its Executive Chairman and Chief Executive Officer as part of a planned reorganization of its Board and management.
Mr. Friedland was named 2006 Mining Person of the Year by the Northern Miner publishing group of Canada for his success in negotiating a strategic partnership between the Corporation and Rio Tinto to develop the Corporation’s Oyu Tolgoi copper-gold project in Mongolia. Following his earlier role in the discovery and sale of the Voisey’s Bay nickel-copper-cobalt deposit in Eastern Canada, he was named Developer of the Year in 1996 by the Prospectors and Developers Association of Canada for his work in establishing and financing companies engaged in mineral exploration and development around the world.
Mr. Friedland graduated from Reed College, Oregon, in 1974 with an undergraduate degree in political science.

Principal Occupation, Business or Employment(1)
Chairman of the Corporation (March 1994 – present); Chief Executive Officer of the Corporation (March 1994 – 2006); Chairman and President, Ivanhoe Capital Corporation (1998 to Present).

Board/Committee Membership:	2007 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors	4 of 5	80%	Ivanhoe Energy Inc. (TSX; NASDAQ)	1995
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(7)
2008	100,942,326	$1,114,403,327
2007	100,942,326	$1,352,627,168
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(8)	Unexercised	Unexercised Options(9)
Mar. 27, 2006	Mar. 27, 2013	2,000,000	1,200,000/ 800,000(11)	$9.73	2,000,000	$2,620,000

Value of Equity at Risk:
Year	Common Shares(7)	Unexercised Options(9)	Total

2008	$ 1,114,403,327	$ 2,620,000	$ 1,117,023,327

2007	$ 1,352,627,168	$ 7,340,000	$ 1,395,967,168

Peter Meredith
North Vancouver,
British Columbia, Canada
Age: 64
Deputy Chairman
Director Since: 2005
Director Status:
Non-Independent
(Management)
Areas of Experience:
CEO/Board
Finance
Mining Industry
Financially Literate
Public Capital Markets

Peter Meredith became the Corporation’s Deputy Chairman in May, 2006 and oversees the Corporation’s business development and corporate relations. Mr. Meredith was the Corporation’s CFO from May, 2004 to May, 2006 and from June, 1999 to November, 2001. He has been the CEO of SouthGobi Energy Resources Ltd. since June, 2007.
Prior to joining the Corporation, Mr. Meredith spent 31 years with Deloitte & Touche LLP, chartered accountants, and retired as a partner in 1996.
Mr. Meredith is a Chartered Accountant, a Certified Management Accountant and a member of the Canadian Institute of Chartered Accountants.

Principal Occupation, Business or Employment(1)
Deputy Chairman (May 2006 – present); Chief Financial Officer of the Corporation (June 1999 – November 2001; May 2004 – May 2006); Chief Financial Officer, Ivanhoe Capital Corporation (1996 – present); Chief Executive Officer, SouthGobi Energy Resources Ltd. (June 2007 – present); Senior Partner, Deloitte & Touche, chartered accountants (1966 – 1996).

Board/Committee Membership:	2007 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Currency Advisory Committee	4 of 5 2 of 2	80% 100%

Ivanhoe Energy Inc. (TSX; NASDAQ)

Jinshan Gold Mines Inc. (TSX)

SouthGobi Energy Resources Ltd. (TSX-V)

Entrée Gold Inc. (TSX; AMEX) (Audit Committee – Chair; Compensation Committee)

Great Canadian Gaming Corporation (TSX) (Compensation Committee – Chair; Audit & Risk Committee)

2007 2004 2003 2002 2000
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(7)
2008	58,886(17)	$650,101
2007	68,195	$913,813
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(8)	Unexercised	Unexercised Options(9)
Nov. 7, 2007	Nov. 7, 2014	1,000,000	Nil/1,000,000(10)	$13.19	1,000,000	NIL
Mar. 27, 2006	Mar. 27, 2013	400,000	240,000/160,000(12)	$9.73	400,000	$524,000
May 14, 2004	May 14, 2009	200,000	160,000/40,000(13)	$8.20	200,000	$568,000
Feb. 4, 2004	Feb. 4, 2009	50,000	50,000/Nil	$7.69	50,000	$167,500

Value of Equity at Risk:
Year	Common Shares(7)	Unexercised Options(9)	Total

2008	$650,101	$1,259,500	$1,909,601

2007	$913,813	$3,003,500	$3,917,313

John Macken
Somersville,
Massachusetts, U.S.A.
Age:  56
President and Chief
Executive Officer
Director Since: 2004
Director Status:
Non-Independent
(Management)
Areas of Experience:
CEO/Board
Exploration
Engineering
Mining Industry
Project Development and
   Management
Managing/Leading Growth

John Macken joined the Corporation in November, 2003 and is its President and Chief Executive Officer. He has been a member of the Corporation’s Executive Committee since its formation in March, 2005. Prior to joining the Corporation, Mr. Macken had spent 19 years with Freeport McMoran Copper and Gold, most recently as Freeport’s Senior Vice-President of Strategic Planning and Development. Mr. Macken has been the Chairman of SouthGobi Energy Resources Ltd. since June, 2007.
Mr. Macken spent a total of 13 years with Freeport’s operating unit, P.T. Freeport Indonesia. He culminated his tour of duty as the General Manager and Executive Director of the Grasberg open pit and underground mining complex in Papua, the world’s largest single copper and gold mine, and from 1996 to 2000 he held the position of Senior Vice-President, Strategic Planning and Development at Freeport’s corporate office. Between 1996 and 1998, Mr. Macken headed and completed ahead of schedule and under budget an expansion valued at almost U.S.$1 billion at the Grasberg mining complex.
Mr. Macken graduated from Trinity College in Dublin in 1976 with a BA and BAI (Hon) in engineering.

Principal Occupation, Business or Employment(1)
Chief Executive Officer of the Corporation (May, 2006 – present); President of the Corporation (January 2004 – present); Independent Consultant (2000 – January, 2004); Senior Vice President of Freeport McMoran Copper & Gold (1996 – 2000)

Board/Committee Membership:	2007 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors	5 of 5	100%	SouthGobi Energy Resources Ltd. (TSX-V)	2007
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(7)
2008	36,027(17)	$397,738
2007	6,214	$83,268
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(8)	Unexercised	Unexercised Options(9)
Mar. 27, 2006	Mar. 27, 2013	2,000,000	1,200,000/ 800,000(11)	$9.73	2,000,000	$2,620,000
Mar. 30, 2004	Mar. 30, 2014	1,000,000	1,000,000/Nil	$7.78	1,000,000	$3,260,000
Nov. 1, 2003	Nov. 1, 2013	1,000,000	1,000,000/Nil	$12.70	1,000,000	Nil

Value of Equity at Risk:

Year	Common Shares(7)	Unexercised Options(9)	Total
2008	$397,738	$5,880,000	$6,277,738
2007	$83,268	$13,660,000	$13,743,268

David Huberman
Vancouver, British Columbia
Canada
Age: 73
Lead Director
Director Since: 2003
Director Status:
Independent
Areas of Experience:
Board
Legal
Finance
Governance
Compensation
Mining Industry

David Huberman is the President of Coda Consulting Corp., a law and business consulting firm. He practiced business law from 1972 until 1996 as a senior partner of a Canadian business law firm, specializing in corporate, commercial, banking, securities, regulatory and mining law. From 1997 to 1999, he served as Executive Vice President and General Counsel of Lions Gate Entertainment Corp.
Mr. Huberman received his B.A. and LL.B. from the University of British Columbia and his LL.M. from Harvard Law School. He was called to the British Columbia bar in 1960 and was a full time member of the Faculty of Law at the University of British Columbia from 1960 to 1972, focusing on corporate, securities and administrative law.
Mr. Huberman was appointed to the Corporations Board of Directors as Lead Independent Director in September, 2003 and as Chairman of the Corporate Governance & Nominating Committee and the Compensation & Benefits Committee in November, 2003. He has been a member of the Corporation’s Executive Committee since its formation in March, 2005. Mr. Huberman is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)
President, Coda Consulting Corp. (1993 – present)

Board/Committee Membership:	2007 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors - Lead Director Corporate Governance & Nominating Committee - Chairman Compensation & Benefits Committee - Chairman Non-Management Directors	5 of 5 4 of 4 4 of 4 7 of 7	100% 100% 100% 100%	N/A	N/A

Common Shares Beneficially Owned, Controlled or Directed(1) (2):
Year	Common Shares	Total Market Value of Common Shares (7)	Minimum Share Ownership Required (6)
2008	20,000	$220,800	20,000
2007	20,000	$268,000	(meets requirement)

Options Held:
	Expiry Date	Number	Vested/	Exercise	Total	Value of Unexercised
Date Granted		Granted	Unvested	Price(8)	Unexercised	Options(9)
May 11, 2007	May 11, 2012	25,000	Nil/25,000 (14)	$13.35	25,000	Nil

May 12, 2006	May 12, 2011	25,000	25,000/Nil	$10.56	25,000	$12,000

May 10, 2005	May 12, 2010	25,000	25,000/Nil	$9.37	25,000	$41,750

Sept. 3, 2004	Sept. 3, 2009	25,000	25,000/Nil	$7.00	25,000	$101,000

Sept. 16, 2003	Sept. 16, 2008	210,000	210,000/Nil	$6.75	210,000	$107,250

Value of Equity at Risk:
Year	Common Shares(7)	Unexercised Options(9)	Total
2008	$220,800	$262,000	$482,800
2007	$268,000	$499,250	$767,250

David Korbin
West Vancouver, British Columbia, Canada
Age: 66
Director Since: 2006
Director Status:
Independent
Areas of Experience:
Board
Financial
Governance
Compensation
Financially Literate

David Korbin, a management and financial consultant, was appointed to the Corporation’s Board of Directors in May, 2006. He was a director of E-Comm Emergency Communications for Southwest British Columbia Incorporated, and acted as Chairman of E-Comm’s board of directors from 2003 to 2006 and as Chair of their audit committee from 2001 to 2004. From 1992 to 2000, he was a director of the Vancouver General Hospital (Audit Committee Chair: 1993-1994) and the Vancouver Hospital and Health Sciences Centre (Chair: 1995-1998).
Mr. Korbin qualified as a Chartered Accountant in 1966, and prior to 1987 served as managing partner of a number of smaller accounting firms. From 1988 to 1992 he was a managing partner of the Vancouver office of Deloitte & Touche LLP.
Mr. Friedland graduated from Reed College, Oregon, in 1974 with an undergraduate degree in political science.
Mr. Korbin is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)
Independent Financial Consultant

Board/Committee Membership:	2007 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Audit Committee – Chairman since May 11, 2007 Corporate Governance & Nominating Committee Compensation & Benefits Committee Non-Management Directors	5 of 5 4 of 4 3 of 4 4 of 4 6 of 7	100% 100% 75% 100% 86%	Seaspan Corporation (NYSE) (Chair of Audit Committee since 2005)	2005
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(7)	Minimum Share Ownership Required (by May 12, 2009)(6)
2008	5,000	$55,200	20,000
2007	5,000	$67,000
Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(8)	Unexercised	Unexercised Options(9)
May 11, 2007	May 11, 2012	25,000	Nil/25,000(14)	$13.35	25,000	Nil

May 12, 2006	May 12, 2011	25,000	25,000/Nil	$10.56	25,000	$12,000

Value of Equity at Risk:
Year	Common Shares(7)	Unexercised Options(9)	Total
2008	$55,200	$12,000	$67,200
2007	$67,000	$72,250	$139,250

R. Edward Flood
London, England
United Kingdom
Age: 62
Director Since: 1995
Director Status:
Non-Independent(3)

Ed Flood is the Managing Director, Investment Banking, for Haywood Securities (UK) Ltd., a subsidiary of one of Canada’s leading independent investment dealers. He is also Chairman of Western Uranium Corporation, a mineral exploration company with a focus on uranium. He served as Deputy Chairman of the Corporation until February, 2007, assisting in developing the Corporation’s growth and its establishment as a significant presence in Asia’s mineral exploration and mining sectors. Mr. Flood was the Corporation’s founding President.
Prior to joining the Corporation, from 1993 to 1995, Mr. Flood was a principal at Robertson Stephens & Co., a U.S. investment bank and a member of Robertson Stephens’ investment team. From 1983 to 1993, he served as Manager, Project Evaluation for NERCO Minerals Company. He also held the position of senior mining analyst with Haywood Securities Inc. from 1999 to 2001.
Mr. Flood holds a Masters of Science (Geology) degree from the University of Montana and a BSc (Geology) degree from the University of Nevada. He is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)
Managing Director, Investment Banking, Haywood Securities (UK) Ltd. (March 2007 – present); Chairman of Western Uranium Corporation (March 2007 – present); Deputy Chairman of the Corporation (May 1999 – February 2007); Senior Mining Analyst, Haywood Securities Inc. (May 1999 – November 2001), President of the Corporation (1995 – 1999)

Board/Committee Membership:	2007 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Non-Management Directors (since Feb. 15, 2007)	3 of 5 2 of 4	60% 50%	Western Uranium Corporation (TSX-V) – Chairman Alexco Resource Corp. (TSX; AMEX) Diamond Fields Resources International Ltd. (TSX) Columbia Goldfields Limited (TSX; OTCBB) SouthGobi Energy Resources Ltd. (TSX-V) Jinshan Gold Mines Inc. (TSX)	2007 2007 2007 2007 2003 2002

Common Shares Beneficially Owned, Controlled or Directed(1) (2):
Year	Common Shares	Total Market Value of Common Shares(7)	Minimum Share Ownership Required(6)
2008	82,534	$911,175	20,000
2007	313,585	$4,202,039	(meets requirement)

Options Held:

	Expiry Date	Number	Vested/	Exercise	Total	Value of
Date Granted		Granted	Unvested	Price(8)	Unexercised	Unexercised Options(9)
May 11, 2007	May 11, 2012	25,000	Nil/ 25,000(14)	$13.35	25,000	Nil

Mar. 27, 2006	Mar. 17, 2013	165,000(15)	45,000/ 120,000(16)	$9.73	165,000	$216,150

Value of Equity at Risk:
Year	Common Shares(7)	Unexercised Options(9)	Total
2008	$911,175	$216,150	$1,127,325
2007	$4,202,039	$606,800	$4,808,839

Kjeld Thygesen
London, England
United Kingdom
Age:  60
Director Since: 2001

Director Status:
Independent

Areas of Experience:
Finance
Banking
Governance
Compensation
Mining Industry
Financially Literate
Public Capital Markets

Kjeld Thygesen is the Managing Director of Lion Resource Management.
Kjeld Thygesen has over 30 years experience as an analyst and fund manager in the resource sector. A graduate of the University of Natal in South Africa, he joined African Selection Trust, a subsidiary of Selection Trust Limited, in 1970, researching and managing a portfolio of South African mining companies.
In 1972, Mr. Thygesen joined James Capel & Co. in London, England and served as a member of their gold and mining research team. In 1979, he joined N.M. Rothschild & Sons Limited as manager of its Commodities and Natural Resources Department with overall responsibility for strategy and management of commodity trusts and precious metal funds. Mr. Thygesen became an executive director of N.M. Rothschild Asset Management Limited in 1984 and N.M. Rothschild International Asset Management Limited in 1987. Mr. Thygesen left the N.M. Rothschild Group in 1989 to co-found Lion Resource Management Limited, an FSA regulated and SEC registered specialist investment manager in the mining and natural resources sector.
Mr. Thygesen is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)
Managing Director of Lion Resource Management (May 1989 – present)

Board/Committee Membership:	2007 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Audit Committee Corporate Governance & Nominating Committee Compensation & Benefits Committee Non-Management Directors	5 of 5 4 of 4 4 of 4 4 of 4 3 of 7	100% 100% 100% 100% 43%	Superior Mining Corporation (TSX-V)	2005
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(7)	Minimum Share Ownership Required(6)

2008	150,000	$1,656,000	20,000

2007	150,000	$2,010,000	(meets requirement)
Options Held:

						Value of
		Number	Vested/	Exercise	Total	Unexercised
Date Granted	Expiry Date	Granted	Unvested	Price(8)	Unexercised	Options(9)
May 11, 2007	May 11, 2012	25,000	Nil/ 25,000(14)	$13.35	25,000	Nil
May 12, 2006	May 12, 2011	25,000	25,000/Nil	$10.56	25,000	$12,000
May 10, 2005	May 10, 2010	25,000	25,000/Nil	$9.37	25,000	$41,750
Sept. 3, 2004	Sept. 3, 2009	25,000	25,000/Nil	$7.00	25,000	$107,250

Value of Equity at Risk:
Year	Common Shares(7)	Unexercised Options(9)	Total

2008	$1,656,000	$161,000	$1,817,000

2007	$2,010,000	$333,000	$2,343,000

The Hon. Robert Hanson
London, England
United Kingdom
Age: 47
Director Since: 2001
Director Status:
Independent
Areas of Experience:
Board
Finance
Governance
Compensation
Public Capital Markets

Robert Hanson is the Chairman of Hanson Westhouse Limited, Hanson Capital Investments Limited and Hanson Transport Group Limited, and he is also Managing Partner of Millennium Hanson Internet Partners. He was formerly an Associate Director of N.M. Rothschild & Sons from 1983 to 1990, serving in Hong Kong, Chile and Spain. From 1990 to 1997, he served on the board of directors of Hanson plc and was responsible for strategy and mergers and acquisition transactions.
He was educated at Eton and received his MA in English Language & Literature from St Peter’s College, Oxford.
Robert Hanson is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)
Chairman, Hanson Capital Investments Limited (February 1998 – present), Hanson Transport Group Limited (May 1990 – present), and Hanson Westhouse Limited (city of London merchant bank) (2006 – present)

Board/Committee Membership:	2007 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Corporate Governance & Nominating Committee Compensation & Benefits Committee Non-Management Directors	5 of 5 3 of 4 3 of 4 2 of 7	100% 75% 75% 29%	SouthGobi Energy Resources Ltd. (TSX-V)	2007
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Year	Common Shares	Total Market Value of Common Shares(7)	Minimum Share Ownership Required(6)
2008	100,000	$1,104,000	20,000 (meets requirement)
2007	85,000	$1,139,000

Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(8)	Unexercised	Unexercised Options(9)
May 11, 2007	May 11, 2012	25,000	Nil/ 25,000(14)	$13.35	25,000	Nil
May 12, 2006	May 12, 2011	25,000	25,000/Nil	$10.56	25,000	$12,000
Value of Equity at Risk:

Year	Common Shares(7)	Unexercised Options(9)	Total
2008	$1,104,000	$12,000	$1,116,000
2007	$1,139,000	$72,220	$1,211,220

Dr. Markus Faber
Hong Kong
Age: 62
Director Since: 2002
Director Status:
Independent
Areas of Experience:
Finance
Commodities
Financially Literate
Emerging Markets
Public Capital Markets
International Currencies

Markus Faber is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. In addition, Dr. Faber acts as an director and advisor to a number of private investment funds, and publishes a widely read monthly investment newsletter entitled “The Gloom, Boom & Doom Report” and is the author of several books including “Tomorrow’s Gold – Asia’s Age of Discovery”. He is a regular contributor to several leading financial publications around the world, including Forbes and Barron’s. He has over 35 years experience in the finance industry, including acting as manager of an investment bank in the U.S. in which he routinely performed financial analysis on a range of different companies.
Dr. Faber received his PhD in Economics magna cum laude from the University of Zurich. He is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)
Managing Director, Marc Faber Ltd. (June 1990 – present)

Board/Committee Membership:	2007 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Audit Committee	5 of 5 4 of 4	100% 100%	N/A	N/A
Corporate Governance & Nominating Committee	3 of 4	75%
Currency Advisory Committee Non-Management Directors	2 of 2 7 of 7	100% 100%

Common Shares Beneficially Owned, Controlled or Directed(1) (2):
		Total Market Value of
Year	Common Shares	Common Shares(7)	Minimum Share ownership Required(6)
2008	25,000	$276,000	20,000
2007	30,000	$402,000	(meets requirement)

Option Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of Unexercised
		Granted	Unvested	Price(8)	Unexercised	Options(9)
May 11, 2007	May 11, 2012	25,000	Nil/ 25,000(14)	$13.35	25,000	Nil
May 12, 2006	May 12, 2011	25,000	25,000/Nil	$10.56	25,000	$12,000
May 10, 2005	May 10, 2010	25,000	25,000/Nil	$9.37	25,000	$41,750

Value of Equity at Risk:
Year	Common Shares(7)	Unexercised Options(9)	Total
2008	$276,000	$53,750	$329,750
2007	$402,000	$173,000	$575,000

Howard R. Balloch
Beijing, China
Age: 56
Director Since: 2005
Director Status:
Independent(4)
Areas of Experience:
CEO/Board
Finance
Governance
Compensation
International Politics
Public Capital Markets

Howard Balloch is President and founding member of the investment advisory firm, The Balloch Group. He is currently Vice Chairman of the Canada China Business Council. Mr. Balloch was Canada’s Ambassador to China from 1996 to 2001.
Mr. Balloch received his BA (Honours) Political Science and Economics from McGill University in 1971 and his M.A. International Relations from McGill University in 1972, and was enrolled in further post-graduate studies at the University of Toronto and at the Fondation Nationale de Sciences politiques in Paris from 1973 to 1976.
Mr. Balloch is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment (1)
President, The Balloch Group (July 2001 – present); Vice Chairman, Canada China Business Council (July 2001 – present); Canadian Ambassador to China, Mongolia and Democratic Republic of Korea (April 1996 – July 2001)

Board/Committee Membership: (4)	2007 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Corporate Governance & Nominating Committee Compensation & Benefits Committee Non-Management Directors	3 of 5 3 of 4 2 of 4 5 of 7	60% 75% 50% 71%	East Energy Corp. (TSX-V) Methanex Corporation (TSX; NASDAQ) Tiens Biotech Group (USA) Ltd. (OTCBB) Ivanhoe Energy Inc. (TSX; NASDAQ)	2006 2004 2003 2002

Common Shares Beneficially Owned, Controlled or Directed(1) (2):
Year	Common Shares	Total Market Value of Common Shares(7)	Minimum Share Ownership Required(6)
2008	40,000	$441,600	20,000 (meets requirement)
2007	50,000	$670,000

Options Held:

Date Granted	Expiry Date	Number	Vested/	Exercise	Total	Value of
		Granted	Unvested	Price(8)	Unexercised	Unexercised Options(9)
May 11, 2007	May 11, 2012	25,000	Nil/25,000(14)	$13.35	25,000	Nil

May 12, 2006	May 12, 2011	25,000	25,000/Nil	$10.56	25,000	$12,000

Mar. 11, 2005	Mar. 11, 2010	25,000	25,000/Nil	$10.51	25,000	$13,250

Value of Equity at Risk:
Year	Common Shares(7)	Unexercised Options(9)	Total
2008	$441,600	$25,250	$466,850
2007	$670,000	$144,500	$814,500

Bret K. Clayton
London, England, United
Kingdom
Age:  46
Director Since: 2007
Director Status:
Non-Independent(5)
Areas of Experience:
CEO/Board
Mining Industry
Financially Literate
Project Development
Managing/Leading Growth

Bret Clayton is Chief Executive of Rio Tinto Copper & Diamonds based in London. Mr. Clayton provides management oversight to the Copper Group, which comprises Kennecott Utah Copper and Kennecott Minerals Company in the United States, and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia, Palabora in South Africa, as well as the Oyu Tolgoi copper project in Mongolia, the Resolution copper project in the United States and the La Granja copper project in Peru. In addition, Mr. Clayton has responsibility for diamond mining and marketing activities, including operations in Canada, Australia, Zimbabwe and marketing offices in Belgium.
During his career with Rio Tinto group, Mr. Clayton has held numerous senior management positions, including President and CEO of Rio Tinto Energy America, Head of Financial Planning and Reporting for Rio Tinto plc in London and General Manager Commercial and Chief Financial Officer for Hamersley Iron and Rio Tinto Iron Ore in Perth, Australia. Prior to working with for Rio Tinto, Mr. Clayton worked for PricewaterhouseCoppers, mainly consulting to the mining industry.
Mr. Clayton holds a Bachelor of Arts Degree in Accounting from the University of Utah in Salt Lake City and is a graduate of the International Executive Management Program of INSEAD in Fontainebleau, France.

Principal Occupation, Business or Employment(1)
Chief Executive, Rio Tinto Copper (July 2006-present); President and CEO of Rio Tinto America (October 2002 to July 2006)

Board/Committee Membership:	2007 Attendance:		Other Public Company Board Membership:
			Company:	Since:
Board of Directors Non-Management Directors* * Elected May 12, 2007	2 of 4 4 of 4	50% 100%	N/A	N/A
Common Shares Beneficially Owned, Controlled or Directed(1) (2):

Common Shares	Total Market Value of Common Shares(7)
NIL	NIL

Options Held:

	Expiry Date	Number	Vested/	Exercise	Total	Value of
Date Granted		Granted	Unvested	Price(8)	Unexercised	Unexercised Options(9)
N/A	N/A	N/A	N/A	N/A	N/A	N/A

Value of Equity at Risk:

Year	Common Shares(7)	Unexercised Options(9)	Total
2008	NIL	NIL	NIL
2007	NIL	NIL	NIL

NOTES:

(1)	The information as to principal occupation, business or employment and shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Corporation and has been furnished by the nominee.

(2)	Does not include unissued common shares issuable upon the exercise of incentive stock options.

(3)	Mr. Flood served as Deputy Chairman of the Corporation and a member of management until February 15, 2007 and is accordingly considered to be “non-independent”.

(4)	On January 2, 2007, Mr. Balloch qualified as an “independent” director under the applicable standards of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. He became a member of each of the Corporate Governance & Nominating Committee and the Compensation & Benefits Committee on January 12, 2007.

(5)	On May 11, 2007 Mr. Clayton was elected as the nominee Director for Rio Tinto pursuant to the provisions of the 2006 Rio Tinto Agreement (see “Voting Shares and Principal Holders”), and is considered to be “non-independent” by virtue of the significant investment of Rio Tinto in the Corporation.

(6)	All independent Directors are required to beneficially own and hold a minimum of 20,000 Common Shares for as long as they are a Director of the Corporation. These Common Shares may be held either directly in the name of the Director or indirectly in the name of a company controlled by the Director. All current independent Director nominees, except Mr. Korbin, have met this minimum shareholding requirement. Mr. Korbin, first elected in 2006, has until May 12, 2009 to meet the share ownership requirement.

(7)	The “Total Market Value of Common Shares” is calculated by multiplying the closing price of the common shares of the Corporation on the Toronto Stock Exchange on March 27, 2008 ($11.04) and March 27, 2007 ($13.40), respectively, by the number of common shares held by the nominee as at the end of the prior year.

(8)	The “Exercise Price” is the Fair Market Value on the date of approval by the Compensation and Benefits Committee, pursuant to the Employees’ and Directors’ Equity Incentive Plan.

(9)	The “Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the common shares on the Toronto Stock Exchange on March 27, 2008 and the Exercise Price of the options multiplied by the number of unexercised options on March 27, 2008.

(10)	The 1,000,000 unvested options will vest as follows: 25% on November 7, 2008; 25% on November 7, 2009; 25% on November 7, 2010; 25% on November 7, 2011; provided, however, that 100% of the options shall vest upon the successful completion of an Investment Agreement with the Mongolian government.

(11)	The 800,000 unvested options will vest as follows: 300,000 will vest on the earlier of December 31, 2008 or achievement of one of two additional defined development criteria currently planned for Oyu Tolgoi for 2008; and the remaining 500,000 will vest on the earlier of December 31, 2009 and achievement of each of two additional defined development criteria planned for Oyu Tolgoi for 2009.

(12)	The 160,000 unvested options will vest as follows: 60,000 will vest on the earlier of December 31, 2008 or achievement of one of two additional defined development criteria currently planned for Oyu Tolgoi for 2008; and the remaining 100,000 will vest on the earlier of December 31, 2009 and achievement of each of two additional defined development criteria planned for Oyu Tolgoi for 2009.

(13)	The 40,000 unvested options will vest on May 14, 2008.

(14)	The 25,000 unvested options will vest on May 11, 2008.

(15)	Remainder of 300,000 options granted March 27, 2006. 135,000 were exercised April 12, 2007.

(16)	The 120,000 unvested options will vest as follows: 45,000 will vest on the earlier of December 31, 2008 or achievement of one of two additional defined development criteria currently planned for Oyu Tolgoi for 2008; and the remaining 75,000 will vest on the earlier of December 31, 2009 and achievement of each of two additional defined development criteria planned for Oyu Tolgoi for 2009.

(17)	Each of Messrs. Meredith and Macken was awarded an incentive bonus of $500,000 on November 7, 2007, paid one-third in cash and two-thirds in Common Shares. See “Report on Executive Compensation – Bonus Payments”. Each of Messrs. Meredith and Macken received 25,019 Common Shares.

Summary of Board and Committee Meetings Held
The following table summarizes Board and Committee meetings held during the year ended December 31, 2007:

Board of Directors	5
Audit Committee	4
Compensation and Benefits Committee	4
Corporate Governance and Nominating Committee	4
Currency Advisory Committee	2
Executive Committee	0
Non-Management Directors	7
During 2007 there were no meetings of the Board or any of its committees held by teleconference. Seven of the total of seven meetings of the non-management directors were held by teleconference between regularly scheduled Board meetings. There were 23 resolutions passed in writing by the Board, six by the Compensation and Benefits Committee, five by the Corporate Governance and Nominating Committee, and four by the Executive Committee. No resolutions in writing were passed by the Audit or Currency Advisory Committees in 2007. Resolutions in writing must be executed by all of the directors entitled to vote on a matter.

APPOINTMENT OF AUDITORS
Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Corporation at remuneration to be fixed by the Board of Directors. Deloitte & Touche LLP have been the Corporation’s auditors since January 1995.
Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2007 and fiscal 2006 were approximately Cdn$1,836,000 and Cdn$2,534,000, respectively.  The aggregate fees billed by the auditors in fiscal 2007 and fiscal 2006 are detailed below.

(Canadian $ in 000’s)	2007	2006
Audit Fees (a)	$1,070	$1,588
Audit Related Fees (b)	$355	$246
Tax Fees (c)	$411	$700
All Other Fees	—	—

Total	$1,836	$2,534

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2007 and 2006 consisted of:
•	audit of the Corporation’s annual statutory financial statements;

•	reviews of the Corporation’s quarterly financial statements; and

•	comfort letters, consents, and other services related to SEC and Canadian securities regulatory authorities’ matters.
In addition, in 2007 and 2006 fees were paid for services provided in connection with review pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the required attestations relating to internal controls.

(b)	Fees for audit-related services provided during fiscal 2007 and 2006 consisted of financial accounting and reporting consultations and audit of annual statutory financial statements of the Corporation’s subsidiaries.

(c)	Fees for tax services provided during fiscal 2007 and 2006 consisted of income tax compliance, and tax planning and advice relating to transactions and proposed transactions of the Corporation and its subsidiaries.

(d)	The Corporation did not incur fees for products and services provided by its principal accountant during fiscal 2007 and 2006 not disclosed in subsections (a), (b) or (c).
Pre-Approval Policies and Procedures
All services to be performed by the Corporation’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service needs to be reported to the Audit Committee at its regularly scheduled meetings.
Pre-approval from the Audit Committee or Designated Member can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.
Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditors relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or the Designated Member.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as disclosed below or elsewhere in this Management Proxy Circular, no insider, director nominee or associate or affiliate of any such insider or director nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last financial year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation.
At the end of 2007 and 2006 subsidiaries of the Corporation holding the Savage River iron ore project owed approximately U.S.$5.1 million to Mr. Robert Friedland, Chairman of the Corporation, which indebtedness originated as a result of the December 2000 acquisition by the Corporation of the Savage River project. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon the Corporation receiving proceeds in excess of approximately U.S.$111 million from the sale of the Savage River operations. To date, U.S.$70.0 million has been received from the sale with an additional U.S.$28.2 million expected to be received on March 31, 2008.
The Corporation is a party to cost sharing agreements with other companies in which Mr. Friedland has a material direct or indirect beneficial interest. Through these agreements, the Corporation shares, on a cost-recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore, Beijing and London, and an aircraft. The Corporation also shares the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 2007, the Corporation’s share of these costs was U.S.$13.4 million. The companies with which the Corporation is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in each of them, are as follows:

Robert Friedland
Corporation Name	Ownership Interest
Ivanhoe Energy Inc.	20.83%
Ivanhoe Capital Corporation	100%
Ivanhoe Nickel & Platinum Ltd.	33.33%
Jinshan Gold Mines Inc.	(1)
SouthGobi Energy Resources Ltd.	(1)
Govi High Power Exploration Inc.	Nil

(1)	Mr. Friedland owns 26.09% of the Common Shares of the Corporation, which owns, as at December 31, 2007, 42.9% of the common shares of Jinshan Gold Mines Inc. and 86.06% of the common shares of SouthGobi Energy Resources Ltd. (now 81.0%).
EXECUTIVE COMPENSATION
In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided as at December 31, 2007, in respect of the Chief Executive Officer, Chief Financial Officer and each of the Corporation’s three executive officers whose annual compensation exceeded Cdn.$150,000 in the year ended December 31, 2007 (collectively, the “Named Executive Officers”). During the year ended December 31, 2007, the aggregate compensation paid to all officers of the Corporation who received more than Cdn.$40,000 in aggregate compensation during such period was U.S.$6,298,000 (Cdn.$6,769,000).
Summary Compensation Table
The following table sets forth a summary of all compensation paid during the years ending December 31, 2005, 2006 and 2007 to each of the Named Executive Officers (“NEO”).

							Awards
							Securities	Shares or
		Long-Term Compensation					Under	Units
NEO Name and					Other Annual		Options/	Subject	Payouts	All Other
Principal		Salary	Bonus		Compensation		SARs	to Resale	LTIP	Compensation
Position	Year	(U.S.$)	(U.S.$)		(U.S.$) (1)		Granted	Restrictions	Payouts	(U.S.$)
John Macken(5)	2007	550,000	500,000	(2)	—		—	—	—	28,885	(4)
(CEO & President)	2006	578,875	500,000		—		2,000,000	—	—	24,473	(4)
	2005	457,400	—		—		—	—	—	8,200	(3)

Tony Giardini(6)	2007	232,605	100,000	(2)	—		150,000	—	—	10,117	(4)
(CFO)	2006	156,092	25,000		—		250,000	—	—	2,980	(4)
	2005	n/a	n/a		n/a		n/a	n/a	n/a	n/a

Peter Meredith(7)	2007	338,104	500,000	(2)	—		1,000,000	—	—	27,197	(4)
(Deputy Chairman &	2006	262,592	1,000,000		—		400,000	—	—	13,481	(4)
former CFO)	2005	216,402	—		—		—	—	—	11,315	(4)

Steve Garcia(8)	2007	366,664	100,000		72,581	(10)	150,000	—	—	10,207	(11)
(Executive VP)	2006	300,000	100,000		—		250,000	—	—	—
	2005	194,318	—		—		250,000	—	—	—

David Woodall(9)	2007	298,561	—		—		75,000	—	—	3,688	(3)
(President,	2006	82,795	—		—		200,000	—	—	—
Gold Division)	2005	n/a	n/a		n/a		n/a	n/a	n/a	n/a

(1)	Perquisites and benefits do not exceed the lesser of Cdn.$50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers except where numbers are disclosed in this column.

(2)	Paid in a combination of shares (25,019 common shares) and cash (U.S.$170,000).

(3)	Includes life insurance premiums.

(4)	Includes life insurance premiums and share purchase plan.

(5)	Mr. Macken became the Corporation’s Chief Executive Officer on May 12, 2006.

(6)	Mr. Giardini commenced employment in May 2006.

(7)	Mr. Meredith was the Corporation’s Chief Financial Officer from May 20, 2004 to May 12, 2006.

(8)	Mr. Garcia commenced employment in May 2005.

(9)	Mr. Woodall commenced employment in September 2006.

(10)	Includes housing allowance of $41,600 and car lease of $30,891.

(11)	Includes share purchase plan.
Annual Cost of CEO

				Estimated Value
				of Options	All Other		Total Annual
Name and Principal		Salary	Bonus	Granted	Compensation		Cost
Position	Year	(U.S. $)	(U.S. $)	(U.S. $)	(U.S. $)		(U.S. $)
	2007	550,000	500,000 (2)	—	28,885	(3)	1,078,885
John Macken(1)	2006	578,875	500,000	8,011,670 (3)	24,473	(5)	9,115,018 (3)
CEO and President	2005	457,400	—	—	8,200	(4)	465,600

(1)	Mr. Macken became the Corporation’s Chief Executive Officer on May 12, 2006.

(2)	Paid in a combination of shares (25,019 Common Shares) and cash (U.S.$170,000).

(3)	Estimated value of options has been calculated based on a Black-Scholes option pricing model.

(4)	Includes life insurance premiums.

(5)	Includes life insurance premiums and share purchase plan.

Long Term Incentive Plan
The Corporation does not presently have a long-term incentive plan for its executive officers.
Options/SAR Grants During The Most Recently Completed Financial Year
Other than as described below, there were no options or SAR grants made to the Named Executive Officers during the most recently completed financial year.

		Percent of		Market Value of
	Securities	Total		Securities
	Under	Options/SARs		Underlying
	Options/SARs	Granted to	Exercise or Base	Options/SARs on
	Granted	Employees in	Price	the Date of Grant	Expiration
Name	(#)(1)	Financial Year	(Cdn.$/Security)	(Cdn.$/Security)	Date
Peter Meredith	1,000,000	34.3%	$13.19	$13.19	Nov. 7, 2014
Steve Garcia	150,000	5.15%	$13.71	$13.71	Nov. 14, 2014
Tony Giardini	150,000	5.15%	$13.71	$13.71	Nov. 14, 2014
David Woodall	75,000	2.57%	$13.71	$13.71	Nov. 14, 2014

(1)	The securities issued upon exercise of the options are common shares of the Corporation.
Aggregated Option Exercises
Other than as described below, no options or stock appreciation rights were exercised during the year ended December 31, 2007 by the Named Executive Officers.

			Unexercised Options at	Value of Unexercised in the
	Securities	Aggregate	December 31, 2007(1)	Money Options at
	Acquired on	Value	(Exercisable/	December 31, 2007(1)
	Exercise	Realized	Unexercisable)	(Exercisable/Unexercisable)
Name	(#)	(Cdn.$)	(#)	(Cdn.$)
Steve Garcia	150,000	$1,056,500	25,000/75,000	$59,250/$179,250
David Woodall	100,000	$749,000	Nil/100,000	Nil/$379,000

(1)	The figures representing Exercisable/Unexercisable options do not include options that have vested since December 31, 2007 and the date of this Management Proxy Circular.

Option and SAR Repricings
No options or stock appreciation rights were re-priced during the year ended December 31, 2007.
Defined Benefit and Pension Plans
The Corporation does not presently provide any defined benefit or pension plan to its directors, executive officers or employees.
Indemnity Insurance
During 2007, the Corporation purchased director and officer liability insurance with an aggregate U.S.$100,000,000 limit. The total premiums paid by the Corporation in respect of this insurance coverage for the twelve month term were U.S.$1,547,745.
Employment Contracts
The Corporation’s original employment contract as of November 1, 2003 with John Macken, President and CEO was amended and restated as of January 1, 2008. The employment contract provides for an initial base salary, discretionary performance bonuses and stock option grants from time to time if and when awarded by the Corporation, housing benefit and other benefits and entitlements available to the Corporation’s other executive officers. The Corporation may terminate Mr. Macken’s employment for cause. The Corporation may also terminate Mr. Macken’s employment without cause, or upon his disability, in each cause upon payment to Mr. Macken of 24 month’s base salary together with an amount equal to the average of the two highest value aggregate annual performance bonuses paid to Mr. Macken during the five completed fiscal years of the Corporation preceding the date of termination. In the event of a change of control of the Corporation and if, within 24 months thereafter, the employment contract is either terminated by the Corporation other than for cause or disability or Mr. Macken resigns for “good reason” as defined in the employment contract, Mr. Macken would be entitled to receive a payment equal to the product of 2.99 times the sum of Mr. Macken’s then base salary and the average of the two highest value aggregate annual performance bonuses paid to Mr. Macken by the Corporation during the five completed fiscal years of the Corporation preceding the date of termination. “Good reason” under the contract includes certain adverse changes in Mr. Macken’s status or position in the Corporation, certain adverse changes to his compensation, benefits or employment terms, and acts constituting constructive dismissal at law. In the event of a termination on disability or without cause, or on a change of control followed by a termination or resignation with “good reason”, all of Mr. Macken’s then unvested incentive stock options would vest and all his options would remain exercisable for six months following the date of termination of employment, and certain of Mr. Macken’s benefits would continue for 12 months following termination. The Corporation has provided Mr. Macken, a United States citizen and resident, with an indemnity in respect of certain United States excise taxes under Section 4999 of the Internal Revenue Code (United States) and certain interest and penalties in the event such excise taxes, interest and penalties were levied on compensation and benefits payable to Mr. Macken following a termination of Mr. Macken following a change of control of the Corporation.
The Corporation has entered into an employment contract with Peter Meredith, Deputy Chairman, dated December 18, 2007. The agreement provides for an initial base salary,

discretionary performance bonuses and stock option grants from time to time if and when awarded by the Corporation, and other benefit and entitlements available to the Corporation’s other executive officers. The Corporation may terminate Mr. Meredith’s employment for cause. The Corporation may also terminate Mr. Meredith’s employment without cause or upon his disability upon payment to Mr. Meredith of 18 month’s base salary together with an amount equal to the average of the two highest value aggregate annual performance bonuses paid to Mr. Meredith during the five completed fiscal years preceding the date of termination. In the event of a change of control of the Corporation and if, within 24 months thereafter, Mr. Meredith’s employment contract is either terminated by the Corporation other than for cause or disability or Mr. Meredith resigns for “good reason” as defined in the employment contract, Mr. Meredith would be entitled to receive a payment equal to the product of 2.99 times the sum of Mr. Meredith’s then base salary and the average of the two highest value aggregate annual performance bonuses paid to Mr. Meredith by the Corporation during the five completed fiscal years of the Corporation preceding the date of termination. “Good reason” under the contract includes material adverse changes in Mr. Meredith’s status or position in the Corporation, certain adverse changes to his compensation, benefits or employment terms, and acts constituting constructive dismissal at law. In the event of a termination on disability or without cause, or on a change of control followed by a termination or resignation with “good reason”, all of Mr. Meredith’s incentive stock options would vest and remain exercisable for six months following the date of termination of employment, and certain of Mr. Meredith’s benefits would continue for 12 months following such termination.
Mr. Giardini was employed by the Corporation on May 1, 2006 as Chief Financial Officer. Under his contract, the Corporation may terminate Mr. Giardini for cause. If Mr. Giardini is terminated without cause, he is entitled to receive twelve months salary. Should he wish to resign, Mr. Giardini must give the Corporation not less than eight weeks notice of his resignation. In the event of a change of control and should the contract be terminated by the Corporation within six months thereafter, Mr. Giardini would be entitled to received a lump sum payment in an amount equal to twelve months salary. In the event of a termination without cause, or on a change of control followed by a termination, all of Mr. Giardini’s incentive stock options would vest and remain exercisable for six months following the date of termination of employment.
The Corporation has an agreement with Steve Garcia dated as of May 23, 2007 in respect of his position as, Executive Vice President of the Corporation, IMMI Country Manager and IMMI China Representative. Mr. Garcia is based in Shanghai, China and his compensation and the provisions of his services are facilitated through a consulting agreement with the Corporation’s Mongolian subsidiary, Ivanhoe Mines Mongolia Inc. and GEE Project Consulting. Under the agreement with the Corporation, Mr. Garcia is entitled to receive the sum of U.S.$400,000 annually and was entitled to receive a performance bonus for 2007 of U.S.$100,000. Mr. Garcia also receives certain other benefits and entitlements including medical, dental, travel benefits and local accommodation and related expenses. The Corporation may terminate Mr. Garcia’s contract for cause. The Contract may also be terminated by Mr. Garcia on one month’s notice. In the event the Corporation terminates Mr. Garcia’s contract without cause, Mr. Garcia is entitled to three monthly installments of his annual salary. In the event of a change of control and Mr. Garcia’s contract is terminated within six months thereafter, Mr. Garcia is entitled to a payment equal to one year of his annual salary.
The Corporation has an agreement with David Woodall dated as of August 16, 2006 in respect of his position as President, Gold Division, providing for base salary and benefits. The Corporation may terminate Mr. Woodall’s contract for cause. The Corporation may also terminate the agreement without cause upon payment to Mr.

Woodall of three month’s salary. Mr. Woodall may also terminate the contract on three months’ notice.
Composition of the Compensation and Benefits Committee
During the year ended December 31, 2007, the Compensation and Benefits Committee was comprised of Messrs. David Huberman (Chair), Kjeld Thygesen, Robert Hanson, David Korbin and Howard Balloch.
Since the beginning of the most recently completed financial year, which ended on December 31, 2007, none of Messrs. Huberman, Thygesen, Hanson, Korbin or Balloch was indebted to the Corporation or any of its subsidiaries or had any material interest in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. None of the Corporation’s executive officers serve as a member of the Compensation and Benefits Committee or Board of Directors of any entity that has an executive officer serving as a member of the Compensation and Benefits Committee or Board of Directors of the Corporation.
Report on Executive Compensation
Compensation and Benefits Committee and Approach to Executive Compensation
The Compensation and Benefits Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to compensation issues and human resources. The members of the Compensation and Benefits Committee are all independent directors. The Compensation and Benefits Committee ensures that the Corporation has an executive management compensation plan that is both competitive and motivational so that it will attract, retain and inspire performance of its executive management of a quality and nature that will enhance the sustainable growth and success of the Corporation.
The Compensation and Benefits Committee reviews and recommends the compensation philosophy and guidelines for the Corporation which include reviewing, for recommendation to the Board, compensation of executive officers and employees, including annual salary and incentive policies and programs, and material changes to the Corporation’s benefit programs. The Compensation Committee bases its recommendations on its compensation principles and on the performance of the individual and the Corporation.
The Compensation and Benefits Committee annually reviews the cash compensation, performance and overall compensation package for each of the Corporation’s executive officers. It makes recommendations to the Board concerning the base salary, bonus and equity incentive arrangements for the executive and senior officers.
The basic philosophy underlying the Corporation’s executive compensation program is to provide fair, transparent and defensible compensation, to facilitate the attraction, motivation and retention of high quality executive talent, to ensure a strong link between compensation levels and performance in relation to the Corporation’s key short-term and long-term performance metrics, to encourage and reward high performance, and to align the executives’ interests with the Company’s shareholders.
The compensation of the Corporation’s executive officers is comprised of three principal components - base salary, annual performance bonuses in cash or fully paid Common Shares, and long term equity incentives. The Corporation does not maintain a pension plan or other long term compensation plan for its executive and senior officers.

Executive and senior officers are eligible to participate in the Corporation’s Share Purchase Plan under the Corporation’s Employees’ and Directors’ Incentive Plan.
The Compensation and Benefits Committee engaged Mercer (Canada) Limited (“Mercer”) to prepare a model for executive compensation for the Corporation and to provide support to the Committee in determining compensation for the Corporation’s officers during the most recently completed fiscal year. This model was approved by the Compensation and Benefits Committee in October, 2007 and was formally adopted by the Board of Directors of the Corporation in March, 2008. Decisions made by the Compensation and Benefits Committee are the responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.
Under the new formalized plan, compensation levels are determined based on a review of market compensation practices for comparable jobs within other mining and natural resources companies of a comparable size to the Corporation with significant project development activities and/or operations in complex, international locations. Within this comparator group, the Corporation will strive to target the market median for base salary, annual incentive and long-term incentive compensation with the ability to deliver compensation at a higher percentile of the market when performance warrants through the Corporation’s annual and long-term incentive programs.
Prior to formal adoption of the executive compensation plan in March 2008, many of the essential elements of the plan were incorporated into earlier executive compensation recommendations made by the Compensation and Benefits Committee, including during 2007. However, in formally adopting the new executive compensation plan, the Compensation and Benefits Committee intends to apply the principles of this formalized plan in a more consistent fashion with the goal of bringing more structure and effectiveness to the compensation review process for executives.
While it has not been a formal requirement of the Corporation, the Corporation’s executives have been encouraged to hold a share ownership position in the Corporation. Consistent with market practices and to ensure alignment of the interests of the Corporation’s executives with shareholders, guidelines set out in the new formalized plan provide that executive officers will be expected, within three years after adoption of the new compensation plan, to hold a multiple of their current base salary in Common Shares of the Corporation. The President and CEO will be expected to own the equivalent of two times base salary and the other executive officers will be expected to hold the equivalent of one times base salary.
Base Salary
In determining the base salary for its executive officers prior to the formalized plan, the Compensation and Benefits Committee placed approximately equal weight on the following factors: (i) the executive’s overall performance; (ii) the experience level of the executive officer; (iii) the particular responsibilities related to the executive officer’s position; and (iv) salaries paid by the Corporation’s peer compensation group at the time. Base salaries generally, and bonuses in particular, were at the relatively low end of the scale compared to industry peers, with a greater emphasis placed on incentive stock options.
In the last several years, a number of adjustments have been made to bring base salaries into line with the market. Under the formalized plan, base salary will be based on relevant data from the comparator group and target pay is positioned at the market median for base salary. As a general guideline for the administration of salaries, new executives will typically be paid a salary between 80% and 90% of the target salary, executives that consistently meet all job expectations should be paid a salary within 90% and 110% of the target salary, and executives that consistently demonstrate superior performance should be paid a salary of 110% to 120% of the target. Actual salaries and salary ranges are reviewed on an annual basis in conjunction with an annual performance review and, subject to economic considerations, salary adjustments will normally be considered based on an executive’s performance, improvements in job proficiency, retention risks, succession requirements and compensation changes in the market.
During 2007, the Compensation and Benefits Committee made certain market-related adjustments to the salaries of executive officers, including Named Executive Officers as part of its annual review process, in recognition of the competitive environment for capable mining executives and in connection with the entering into of certain new employment contracts. These included adjustments commencing January 2008 to the annual salaries of John Macken, CEO and President (to US$635,000), Peter Meredith, Deputy Chairman (to $500,000) and Tony Giardini, Chief Financial Officer (to $300,000). See “Executive Compensation – Summary Compensation Table” above and “Chief Executive Compensation” below.
Bonus Payments
Executive officers are eligible for annual incentive compensation in the form of a bonus which is paid in Common Shares or cash. Under the new formalized plan, to conserve cash the Compensation and Benefits Committee will endeavour to settle such annual incentive awards in shares of the Corporation
Target awards (as a percentage of base salary) under the formalized plan are based on relevant market data for the comparator group and target pay positioning at the market median for total cash compensation (base salary plus annual incentive compensation). Target awards will be paid when performance meets expectations, and such awards will be adjusted upwards or downwards where performance exceeds or is less than expectations, respectively. Annual incentive awards are based on the assessment of performance of a combination of company, business unit and individual performance objectives determined early in the fiscal year. Corporate performance is assessed relative to objectives such as achievement of milestones in connection with the Corporation’s Oyu Tolgoi project, expansion of mineral resource and reserves and performance and value of the Corporation’s subsidiaries. Business unit performance is assessed on objectives that relate to the primary functions of the business unit and the key activities that support the broader corporate goals. Under the new formalized plan, for the most senior executives it is intended that the majority of the bonus will be based upon corporate performance with a smaller portion allocated to individual performance. For other senior executives the bonus will be based on a combination of corporate, business unit and individual performance. For other senior executives in operational roles a larger proportion of the bonus will be based on business unit performance.
During 2007, prior to formally implementing the targeted bonus approach of the new formalized plan, the Corporation awarded bonuses to the Corporation’s executives in the aggregate amount of U.S.$1,380,000 in a combination of cash and Common Shares. Included in these annual incentives were bonuses of U.S.$500,000, paid one third in cash and two thirds in Common Shares, to each to Messrs Macken and Meredith in recognition of the important individual contributions of the President and CEO and Deputy Chairman, respectively, to the Corporation’s current strategic goals and the importance generally of these executives to the Corporation at its current stage of development. A bonus of U.S.$100,000 was awarded to each of Tony Giardini, Chief

Financial Officer, and Steve Garcia, Executive Vice President, in recognition of business unit and individual performance.
Long Term Incentives
Under the Corporation’s compensation philosophy, an equity incentive component in the form of options is a key part of the executives overall compensation package, reflecting our belief that stock options offer an effective mechanism for incentivizing management and aligning the interests of our executive officers with those of our shareholders. Since we do not grant incentive stock options at a discount to the prevailing market price of the Corporation’s Common Shares, the incentive stock options we grant to our executive officers accrete value only if, and to the extent that, the market price of the Corporation’s Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.
Equity based incentives awarded to our executive officers have been traditionally based on the Compensation and Benefit Committee’s evaluation of each executive officer’s ability to influence our long-term success and to reward outstanding individual performance and contributions. The Compensation and Benefits Committee has considered each executive’s stock option position, peer comparison group benchmark and individual performance when determining how many new stock option grants will be made to an executive officer. Where appropriate, the Corporation has in the past included performance-based criteria as a key component of the vesting of stock option grants.
Under the new compensation plan, the Compensation and Benefit Committee will consider target long-term incentive awards as a percentage of base salary that would be offered to executives on an annual basis. The dollar value of the long-term incentive award is converted to the appropriate number of stock option at the time of the award using a valuation methodology and the details of the grant. It is intended that stock option grants will normally have terms of seven years and will be made to executive officers on an annual basis. Vesting of the stock options will generally be based on time, with 25% installments vesting on each anniversary of the date of grant. The Compensation and Benefit Committee may consider including performance contingent or performance accelerated vesting in the future.
During 2007 and prior to implementation of the targeted approach to long term incentives under the new formalized plan, the Corporation granted incentive stock options to employees, officers and directors exercisable to purchase a total of 2,915,500 Common Shares, representing approximately 0.77% per cent of the total number of Common Shares currently issued and outstanding on December 31, 2007. These grants were made in recognition both individual performance and the importance of retaining the Corporation’s complement of executives given the competitive marketplace and to make appropriate adjustments to certain executive’s overall stock option position. Included in these grants were stock options granted on November 7, 2007 to Mr. Meredith in respect of 1,000,000 Common Shares which expire on November 7, 2014 and on November 14, 2007 granted to Mr. Giardini in respect of 150,000 Common Shares, to Mr Garcia in respect of 150,000 Common Shares and to David Woodall, President, Gold Division in respect of 75,000 Common Shares, all of which expire on November 14, 2014.
Chief Executive Officer Compensation
The Compensation and Benefits Committee periodically review the terms of reference for the Corporation’s Chief Executive Officer and recommends any changes to the Board for approval. It reviews corporate goals and objectives with respect to the Chief Executive Officer’s compensation and leads the Chief Executive Officer review process.
Based on the results of the Chief Executive Officer’s evaluation, the committee recommends the Chief Executive Officer’s overall compensation package to the Board. The components of total compensation for the Chief Executive Officer are the same as those which apply to other senior executive officers of the Corporation, namely, annual salary, performance bonus and long term incentives.
Mr. Macken, who assumed the role of Chief Executive Officer in May, 2006 in addition to his position as President, received a salary during 2007 of U.S.$550,000. Commencing January 1, 2008, in connection with an amendment to Mr. Macken’s employment contract, in recognition of the competitive environment for capable mining executives and as a corresponding market-related adjustment, Mr. Macken’s annual salary was increased to US $635,000. In addition, Mr. Macken received a bonus of US $500,000 in recognition of the important individual contributions he is making to the Corporation’s current strategic goals and his importance generally to the Corporation at its current stage of development.
Since Mr. Macken’s appointment as Chief Executive Officer in May, 2006 until December 31, 2007, he has received total income of U.S.$1,987,536 inclusive of salary (2007 – U.S.$550,000; May to December 2006 – U.S.$392,336), bonus (2007 – U.S.$500,000 paid in a combination of shares and cash; May to December 2006 – U.S.$500,000) and other income inclusive of life insurance premiums and share purchase plan. During this period, Mr. Macken did not realize any income from exercise of stock options.
Submitted on behalf of the Compensation and Benefits Committee:
David Huberman (Chair)
Kjeld Thygesen
Robert Hanson
David Korbin
Howard Balloch (member since January 12, 2007)

Performance Graph
The following graph and table compares the cumulative shareholder return on a Cdn.$100 investment in Common Shares of the Corporation to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 2002 to December 31, 2007.

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
 ~~■~~ Ivandoe Mines Ltd.	100	315	256	255	352	330
 ~~t~~ S&P/TSX Composite Index	100	124	140	170	195	209

COMPENSATION OF DIRECTORS
Each non-management director receives Cdn.$25,000 per annum. Mr. David Huberman receives an additional payment of Cdn.$60,000 per annum for acting as the Lead Director of the Board of Directors. Mr. David Korbin receives an additional payment of Cdn.$25,000 for acting as the Chairman of the Audit Committee. Each Chair of the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee will receive an additional payment of Cdn.$15,000 per annum for acting as such. Each non-management director receives a fee of Cdn.$1,500 for each Board of Directors meeting and each Committee meeting attended in person and, U.S.$600 for each Director and Committee conference call in which they participate. Each non-management director (other than the nominee of Rio Tinto in accordance with Rio Tinto’s corporate policy) also receives an annual grant of incentive stock options exercisable to purchase up to 25,000 Common Shares of the Corporation, such options having a five year term, and fully vesting on the first anniversary of the date of the grant. Each executive director and non-management director is also entitled to be reimbursed for actual expenses reasonably incurred in the performance of his duties as a director.
The following table reflects compensation earned by directors in respect of fiscal 2007 under the compensation arrangements described above.

Directors’ Compensation for Fiscal 2007

				AUDIT,
				CORPORATE
				GOVERNANCE
				AND
				NOMINATING
				COMPENSATION		BOARD
		NON-		AND BENEFITS		AND
	INDEPENDENT	MANAGEMENT	LEAD	COMMITTEE	BOARD AND	COMMITTEE			VALUE OF
	DIRECTOR	DIRECTOR’S	DIRECTOR	CHAIRPERSON	COMMITTEE	CONFERENCE	TOTAL CASH FEES		OPTIONS	TOTAL
	RETAINER	FEES	RETAINER	RETAINERS	IN-PERSON	CALLS	PAID		GRANTED	COMPENSATION
NAME	(Cdn.$)	(Cdn.$)	(Cdn.$)	(Cdn.$)	(Cdn.$)	(U.S.$)	(Cdn.$)	(U.S.$)	(Cdn$)(7)	(Cdn$)(8)
Robert Friedland(1)	—	—	—	—	—	—	—	—	—	—
John Macken(1)	—	—	—	—	—	—	—	—	—	—
Peter G. Meredith(1)	—	—	—	—	—	—	—	—	—	—
David Huberman	25,000	—	60,000	30,000 (4)	20,100	4,200	135,100	4,200	Nil	278,500
John Weatherall	25,000	—	—	8,973.50 (3)	18,600	4,200	52,573.50	4,200	Nil	113,547
Kjeld Thygesen	25,000	—	—	—	25,800	2,400	50,800	2,400	Nil	106,400
Robert Hanson	25,000	—	—	—	17,100	1,200	42,100	1,200	Nil	86,600
Markus Faber	25,000	—	—	—	18,600	4,200	43,600	4,200	Nil	95,600
Howard Balloch	25,000	—	—	—	12,600	3,000	37,600	3,000	Nil	81,200
David Korbin	25,000	—	—	16,026.50 (3)	24,300	3,600	65,326.50	3,600	Nil	137,753
R. Edward Flood(2)	—	21,920	—	—	3,000	1,200	24,920	1,200	Nil	52,240
Bret Clayton	—	21,852	—	—	1,500	1,800	23,352	1,800	Nil	51,204

AUDIT,
CORPORATE
GOVERNANCE
AND
NOMINATING
				COMPENSATION		BOARD
		NON-		AND BENEFITS		AND
	INDEPENDENT	MANAGEMENT	LEAD	COMMITTEE	BOARD AND	COMMITTEE			VALUE OF
	DIRECTOR	DIRECTOR’S	DIRECTOR	CHAIRPERSON	COMMITTEE	CONFERENCE	TOTAL CASH FEES		OPTIONS	TOTAL
	RETAINER	FEES	RETAINER	RETAINERS	IN-PERSON	CALLS	PAID		GRANTED	COMPENSATION
NAME	(Cdn.$)	(Cdn.$)	(Cdn.$)	(Cdn.$)	(Cdn.$)	(U.S.$)	(Cdn.$)	(U.S.$)	(Cdn$)(7)	(Cdn$)(8)
Tom Albanese	—	3,148	—	—	1,500	600	4,648	600	Nil	7,348

TOTAL	175,000	46,920	60,000	55,000	143,100	26,400	480,020	26,400	Nil	1,010,392

(1)	Messrs. Friedland, Macken and Meredith were members of management in fiscal 2007 and did not receive compensation as directors of the Corporation.

(2)	Mr. Flood was a member of management until February 14, 2007.

(3)	Mr. Weatherall was Chair of the Audit Committee until May 11, 2007. Mr. Korbin assumed the role of Chair of the Audit Committee May 11, 2007.

(4)	Mr. Huberman receives a Cdn$15,000 retainer for being Chairman of the Corporate Governance & Nominating Committee and a Cdn$15,000 retainer for being Chairman of the Compensation & Benefits Committee.

(5)	Mr. Clayton joined the Board of Directors on May 11, 2007.

(6)	Mr. Albanese resigned as a Director on May 11, 2007.

(7)	Represents value of 25,000 options to purchase common shares granted to each non-management director on May 11, 2007, calculated on the basis of the difference between the closing price of the common shares on the Toronto Stock Exchange on the date of the grant (Cdn.$13.25) and the exercise price of the options multiplied by the number of options as at such date.

(8)	Represents total of cash fees paid and value of options granted during fiscal 2007.

EQUITY COMPENSATION PLAN INFORMATION
The following information respecting the Incentive Plan is presented as at December 31, 2007:

Number of Securities
	Number of Securities	Weighted-average	remaining available for
	to be issued upon	exercise price of	future issuance under
	exercise of	outstanding options,	equity compensation plans
	outstanding options,	warrants and rights	(excluding securities
Plan Category	warrants and rights	(Cdn.$)	reflecting in column (a))
Equity compensation plans approved by securityholders	14,582,400	$10.10	5,369,438

Equity compensation plans not approved by shareholders	Nil	Nil	Nil

Total	14,582,400	$10.10	5,369,438

On the date of this Management Proxy Circular, there are 14,582,400 Common Shares issuable upon the exercise of outstanding options, representing approximately 3.9% of the Corporation’s issued and outstanding share capital without giving effect to issuance of Common Shares upon exercise of the options.
Employees’ and Directors’ Equity Incentive Plan
The Corporation’s Employees’ and Directors’ Equity Incentive Plan (the “Plan”) has three components: an Option Plan, which provides for the grant to eligible participants of incentive stock options exercisable to purchase Common Shares of the Corporation; a Bonus Plan, which provides for awards of fully paid Common Shares to eligible participants as and when determined to be warranted on the basis of past performance; and a Purchase Plan, under which eligible participants have the opportunity to purchase Common Shares through payroll deductions which are supplemented by Corporation contributions.
The eligible participants in the Plan include directors of the Corporation or any affiliate, any full time and part time employees (including officers) of the Corporation or any affiliate thereof that the Board determines to be employees eligible for participation in the Plan. Persons or companies engaged by the Corporation or an affiliate to provide services for an initial, renewable or extended period of 12 months or more are eligible for participation in the Plan as the Board determines.
The Plan is administered by the Compensation and Benefits Committee (the “Committee”) appointed by the Board.

Option Plan
Option Grants
The Option Plan authorizes the Board, on the recommendation of the Committee, to grant options to purchase Common Shares. The number of Common Shares, the exercise price per Common Share, the vesting period and any other terms and conditions of options granted pursuant to the Option Plan, from time to time are determined by the Board, on the recommendation of the Committee, at the time of the grant, subject to the defined parameters of the Option Plan.
The date of grant of options is the date that the Compensation and Benefits Committee approves such grant for recommendation to the Board, provided the Board approves such grant. For a grant of options not approved by the Compensation and Benefits Committee for recommendation to the Board, the date of grant of options is the date such grant was approved by the Board.
Exercise Price
The exercise price of any option granted under the Plan cannot be less than the weighted average price of the Common Shares on the Toronto Stock Exchange for the five days on which Common Shares were traded immediately preceding the date of grant.
Exercise Period and Vesting
Options are exercisable for a period of time determined by the Board not exceeding five years from the date the option is granted. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of options is determined by the Board. Failing a specific vesting determination by the Board, options automatically become exercisable incrementally over a period of five years from the date of grant, as to one-fifth of the total number of shares under option in each such year. The right to exercise an option may be accelerated in the event a takeover bid in respect of the Common Shares is made. The Plan provides for an extension to the term for options that expire during a “blackout period” to ten days following such period. A blackout period exists in circumstances where material non-public information exists but has not yet been publicly disclosed, including periods where financial statements are being prepared but results have not been disclosed.
Cashless Exercise
Share appreciation rights may also be granted, at the discretion of the Board on the recommendation of the Committee, to an Optionee in conjunction with, or at any time following the grant of, an option. Share appreciation rights under the Plan effectively allow an Optionee to exercise an option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise the option and receive, in lieu thereof, a number of fully paid Common Shares. The number of Common Shares issuable on the exercise of share appreciation rights is equal to the quotient obtained by dividing the difference between the aggregate fair market value and the aggregate option price of all Common Shares subject to the option by the fair market value of one (1) Common Share.

Financial Assistance
The Board may, in its discretion but subject to applicable law, authorize the Corporation to make loans to employees (excluding any director or executive officer) to assist them in exercising options. The terms of any such loans include security, in favour of the Corporation, in the Common Shares issued upon exercise of the options, which security may be granted on a non-recourse basis. No such loans are currently outstanding.
Termination or Death
If an optionee dies while employed by the Corporation, any option held by him will be exercisable for a period of 12 months or prior to the expiration of the options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no option will be exercisable unless the Board determines otherwise. If an optionee is terminated for any reason other than cause, then the options will be exercisable for a period of 12 months or prior to the expiration of the options (whichever is sooner).
Bonus Plan
The Bonus Plan permits the Board on the recommendation of the Committee to authorize the issuance, from time to time, of Common Shares to employees and directors of the Corporation and its affiliates. The criteria for determining if and when such awards should be made and the quantum of such awards is within the discretion of the Board. The Bonus Plan provides for the issuance of a maximum of 3,500,000 Common Shares in respect of bonus awards. Common Shares allocated to the Bonus Plan may be reallocated for issuance under the Option Plan or Purchase Plan and are then no longer available for issuance under the Bonus Plan.
Purchase Plan
Participation Criteria
Participants in the Purchase Plan are full-time employees of the Corporation who have completed at least one year (or less, at the discretion of the Board on the recommendation of the Committee) of continuous service and who elect to participate.
Contribution Limits
Eligible employees are entitled to contribute up to seven per cent (7%) of their annual basic salary to the Share Purchase Plan in semi-monthly installments. The Corporation (at the discretion of the Board) makes a contribution of up to one hundred per cent (100%) of the employee’s contribution on a quarterly basis.
Number of Shares
Each participant receives, at the end of each calendar quarter during which he or she participates in the Purchase Plan, a number of Common Shares equal to the quotient obtained by dividing the aggregate amount of all contributions to the Purchase Plan by the participant, and by the Corporation on the participant’s behalf, during the preceding quarter by the weighted average trading price of the Common Shares on the Toronto Stock Exchange during the quarter.

Termination of Employment
If the participant’s employment with the Corporation is terminated for any reason, any portion of the participant’s contribution then held in trust for a participant pending a quarterly purchase of Common Shares is returned to him or her or to his or her estate.
Transferability
Benefits, rights and options under the Plan are non-transferable and during the lifetime of an Plan participant, may only be exercised by such participant.
Amendments to the Plan
Subject to regulatory approval, shareholder approval is required for the following amendments to the Plan:
(i)	an amendment to the aggregate number of Shares that may be reserved for issuance under the Plan;

(ii)	an amendment to the aggregate maximum number of Common Shares issuable under the Share Bonus Plan component of the Plan;

(iii)	an amendment to the limitations on the maximum number of Shares that may be reserved for issuance, or issued, to “Insiders” under the Plan;

(iv)	an amendment that would reduce the exercise price, or extend the expiry date, of an outstanding Option granted to an “Insider” under the Plan; or

(v)	an amendment to the amending provisions under the Plan.
Except for those foregoing matters requiring shareholder approval, the Board has the power to amend, suspend or terminate the Plan and awards made thereunder.
Share Issuance Limits
The aggregate maximum number of Common Shares which the Corporation may, from time to time, issue or reserve for issuance under the Plan is 37,000,000 Common Shares. The aggregate number of Common Shares which the Corporation may at any time reserve for issuance under the Plan to any one person may not exceed five per cent (5%), and to Insiders under the Plan may not exceed ten per cent (10%), of the issued and outstanding Common Shares at such time. The aggregate number of Common Shares that may be issued within any one-year period to Insiders under the Plan shall not exceed ten per cent (10%), and to any one Insider and his or her Associates under the Plan may not exceed five per cent (5%), of the issued and outstanding Common Shares at such time.
Securities Issued and Unissued under the Plan
There are currently 375,118,741 Common Shares of the Corporation issued and outstanding. Since the date of inception of the Plan on June 26, 1996, the 37,000,000 Common Shares authorized for issuance under the Plan have been issued or reserved for issuance as follows:

		% of Issued
		and
		Outstanding
		Common
	Number of Common Shares	Shares
Common Shares previously issued upon exercise of options under Option Plan	15,533,352	4.14%

Common Shares reserved for future issuance pursuant to unexercised options under Option Plan	14,584,400	3.89%

Common Shares previously issued pursuant to Purchase Plan	630,949	0.17%

Common Shares previously issued pursuant to Bonus Plan	883,861	0.24%

Unissued Common Shares available for future awards under Bonus Plan (1)	1,985,190	0.53%

Unissued Common Shares available for future option grants under Option Plan and purchases under Purchase Plan (1)	3,382,248	0.90%

Maximum number of Common Shares available for issuance	37,000,000	9.86%

(1)	Unissued Bonus Plan shares are also available for future option grants under the Option Plan and purchases under the Purchase Plan. Any shares so granted cease to be available for issuance under the Bonus Plan.
There are no entitlements to Common Shares under the Plan which are subject to ratification by shareholders.
CORPORATE GOVERNANCE
The Board of Directors considers good corporate governance practices as an important factor in the continued and long term success of the Corporation by helping to maximize shareholder value over time.
Until June 30, 2005, the rules and policies of the TSX required corporations listed on the TSX to disclose their corporate governance practices with reference to a series of guidelines adopted by the TSX for effective corporate governance (the “TSX Guidelines”).
Following the enactment in the United States of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the TSX initiated a review of its proposed standards in light of new U.S. legislation and published for public comment proposed amendments to the TSX Guidelines. However, in September 2003 the TSX announced that it would be relinquishing responsibility for setting corporate governance standards to Canadian securities regulators.
In January 2004, the Canadian Securities Administrators (the “CSA”) announced new rules governing (among other things) the independence, competence and responsibility of audit committees, which rules are substantially similar to those adopted in the United States. These rules are set out in Multilateral Instrument 52-110 (the “CSA Audit Committee Rules”) and came into force on March 30, 2004. In April 2005, the CSA announced amendments to the CSA Audit Committee Rules designed to ensure the consistency of the definition of “independence” with that of the New York Stock Exchange’s listing standards. These amendments took effect as of June 30, 2005.
The CSA Audit Committee Rules (with which the Corporation is in compliance) require:
•	a minimum three-member audit committee comprised solely of independent directors;

•	an audit committee charter that specifies certain specific audit committee responsibilities and authority, including, among other things:
–	the pre-approval of all audit services and permissible non-audit services; and

–	the sole authority to appoint, determine funding for and oversee the outside auditors.
The CSA also announced, in April 2005, the adoption of Multilateral Policy 58-201 and Multilateral Instrument 58-101 (collectively, the “CSA Corporate Governance Disclosure Requirements”), which took effect as of June 30, 2005. The CSA Corporate Governance Disclosure Requirements replaced the TSX Guidelines and apply to the Corporation’s disclosure of its corporate governance practices for the year ended December 31, 2007. These requirements are substantially consistent with the revised corporate governance listing standards of the New York Stock Exchange. The CSA Corporate Governance Disclosure Requirements require the Corporation to make certain prescribed disclosures respecting its particular corporate governance practices and recommend a series of non-prescriptive corporate governance guidelines (the “CSA Corporate Governance Guidelines”) that Canadian public companies are encouraged to consider in developing their own corporate governance practices.
The Board of Directors has implemented several changes in its corporate governance procedures to reflect applicable Canadian and U.S. governance guidelines. As part of those changes the Board:
(i)	approved and adopted a new mandate for the Board;

(ii)	appointed an independent director as “lead director”, with specific responsibility for maintaining the independence of the Board and ensuring the Board carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards;

(iii)	appointed a Corporate Governance and Nominating Committee consisting solely of independent directors;

(iv)	changed the membership of the Compensation and Benefits Committee to consist solely of independent directors instead of a majority of independent directors;

(v)	approved charters for each of the Corporation’s Board committees, being the Audit Committee, the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee, formalizing the mandates of those committees;

(vi)	established a management Disclosure Committee for the Corporation, with the mandate to oversee the Corporation’s disclosure practices;

(vii)	formalized the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, and Disclosure Controls and Procedures;

(viii)	instituted regular meetings of non-management Directors by teleconference between regularly scheduled Board meetings;

(ix)	published and updated a Statement of Values and Responsibilities;

(x)	adopted a formal Code of Business Conduct and Ethics for the Corporation that governs the behaviour of directors, officers and employees;

(xi)	adopted formalized written position descriptions for the Chairman, Lead Director, chair of each Board committee. CEO and CFO, clearly defining their respective roles and responsibilities;

(xii)	adopted a whistleblower policy administered by an independent third party;

(xiii)	formalized a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, on a regular basis; and

(xiv)	adopted a new model for executive compensation for the Corporation.
The Corporation is engaged in an ongoing review of its corporate governance practices against the CSA Corporate Governance Guidelines. The Board intends to consider additional changes to its corporate governance practices with a view to furthering its adherence to the CSA Corporate Governance Guidelines.
The Corporation’s Common Shares are listed on the New York Stock Exchange (“NYSE”) and quoted on the NASDAQ Stock Market (“NASDAQ”) and the Corporation is subject to applicable provisions of U.S. securities laws and regulations relating to corporate governance, which have been the subject of sweeping changes in recent years. Both as part of the Sarbanes-Oxley Act and independently, the SEC has enacted a number of new regulations relating to corporate governance standards for U.S. listed companies. In addition, the NYSE and NASDAQ have implemented numerous rule changes (the “NYSE Corporate Governance Rules” and the “NASDAQ Corporate Governance Rules”, respectively) that revise the corporate governance standards for NYSE and NASDAQ-listed companies.

THE CSA Audit Committee Rules, the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules, and the NASDAQ Corporate Governance Rules address, among other things, the composition and independence of Boards of directors and Board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practice” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance Guidelines recommend that a Board should be comprised of a majority of independent directors. On the other hand, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules are prescriptive and require that the Board of a NYSE or NASDAQ-listed company be comprised of a majority of independent directors.
Each of the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular director’s circumstances, the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines prescribe certain per se bars to a finding of independence. In addition, there is a heightened independence requirement for members of audit committees under the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the heightened standard of independence for audit committee members is mandatory.
Subject to certain exceptions, including the requirement pertaining to the composition and independence of audit committees, foreign private issuers, like the Corporation, are exempt from any requirement of the NASDAQ Corporate Governance Rules and the NYSE Corporate Governance Rules which is contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. The Corporation believes that it is in full compliance with all of the applicable requirements of the CSA Audit Committee Rules and all requirements of the Sarbanes-Oxley Act, the NASDAQ Corporate Governance Rules and the NYSE Corporate Governance Rules applicable to foreign private issuers for which no exemption is available. The Corporation also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines. The Corporation intends to continue its efforts to improve its corporate governance practices in order to make them wholly consistent with the CSA Corporate Governance Guidelines.
Board Composition
The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be independent directors. Under the CSA Corporate Governance Guidelines, the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, an “independent director” is a director who has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

A total of eleven persons have been nominated for election as directors at the Meeting. The Board has determined that if all such nominees are elected, the Board will consist of six “independent directors” (as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules) and five “non-independent” directors, as follows:

Independent Director	Non-independent
Nominees	Director Nominees
David Huberman	Robert Friedland[1]

David Korbin	John Macken[1]

Markus Faber	Peter Meredith[1]

Robert Hanson	Bret Clayton[2]

Kjeld Thygesen	Edward Flood[3]

Howard Balloch

(1)	Each of Messrs. Friedland, Macken and Meredith are “non-independent” director nominees in their capacities as senior officers or former senior officers of the Corporation and/or one or more of its subsidiaries and members or former members of management.

(2)	Mr. Clayton, an executive officer of Rio Tinto Group, is considered to be a non-independent director nominee as a result of the material relationship between the Corporation and the Rio Tinto Group.

(3)	Mr. Flood resigned as Deputy Chairman on February 14, 2007.
The Chairman of the Corporation holds approximately 26.91% and Rio Tinto holds approximately 9.89% of the Corporation’s voting securities as of the date of this Management Proxy Circular. The Board has determined that the Corporation currently has six of eleven directors in David Huberman, Markus Faber, Robert Hanson, Kjeld Thygesen, Howard Balloch and David Korbin, all of whom are nominees of management for re-election as Directors at the Meeting, and Mr. John Weatherall, who is retiring as a Director at the Meeting, who are “independent” as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules of each of the Chairman of the Corporation and Rio Tinto. The Board believes that it includes a majority of directors who do not have an interest in or relationships with either the Corporation or its principal shareholders and which fairly reflects the investment in the Corporation by shareholders other than the principal shareholders.
The directors of the Corporation are satisfied with the size and composition of the Board and believe that the current Board composition results in a balanced representation on the Board of Directors among management, non-management directors, and the Corporation’s major shareholder. While the Board functions effectively given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Corporate Governance and Nominating Committee, will continue to seek qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests.
Mandate of the Board
Under the YBCA, the directors of the Corporation are required to manage the Corporation’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Corporation. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board of Directors is responsible for supervising the conduct of the Corporation’s affairs and the management of its business. The Board’s mandate includes setting long term goals and objectives for the Corporation, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Corporation to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business.
The Board’s mandate requires that the Board be satisfied that the Corporation’s senior management will manage the affairs of the Corporation in the best interest of the shareholders, in accordance with the Corporation’s principles, and that the arrangements made for the management of the Corporation’s business and affairs are consistent with their duties described above. The Board is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned. The obligation of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Corporation.
In discharging this responsibility, the Board’s mandate provides that the Board oversees and monitors significant corporate plans and strategic initiatives. The Board’s strategic planning process includes annual budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one Board meeting per year is to be devoted to a comprehensive review of strategic corporate plans proposed by management.
As part of its ongoing review of business operations, at each Board meeting the Board reviews the principal risks inherent in the Corporation’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.
In addition to those matters that must, by law, be approved by the Board, the Board is required under its mandate to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation’s business.
The mandate provides that the Board also expects management to provide the directors, on a timely basis, with information concerning the business and affairs of the Corporation, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively. The Board expects management to efficiently implement its strategic plans for the Corporation, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.
The Board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by shareholders.

Each Committee of the Board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of the Corporation provided such director has obtained the approval of the Corporate Governance and Nominating Committee to do so.
The Board has adopted a strategic planning process which involves, among other things, the following:
(a)	at least one meeting per year will be devoted substantially to review of strategic plans that are proposed by management;
(b)	meetings of the Board, at least quarterly, to discuss strategic planning issues, with and without members of management;
(c)	the Board reviews and assists management in forming short and long term objectives of the Corporation on an ongoing basis; and
(d)	the Board also maintains oversight of management’s strategic planning initiatives through annual and quarterly budget reviews and approvals. The strategic planning process adopted by the Board takes into account, among other things, the opportunities and risks of the business.
In order to ensure that the principal business risks borne by the Corporation are identified and appropriately managed, the Board receives periodic reports from management of the Corporation’s assessment and management of such risks. In conjunction with its review of operations which takes place at each Board meeting, the Board considers risk issues and approves corporate policies addressing the management of the risk of the Corporation’s business.
The Board takes ultimate responsibility for the appointment and monitoring of the Corporation’s senior management. The Board approves the appointment of senior management and reviews their performance on an ongoing basis.
The Corporation has a disclosure policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This committee consists of the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary and senior Corporate Communications and Investor Relations Department personnel, and receives advice from the Corporation’s outside legal counsel. The Disclosure Committee assesses materiality and determines when developments justify public disclosure. The committee will review the disclosure policy annually and as otherwise needed to ensure compliance with regulatory requirements. The Board reviews and approves the Corporation’s material disclosure documents, including its annual report, annual information form and management proxy circular. The Corporation’s annual and quarterly financial statements, Management’s Discussion and Analysis and other financial disclosure is reviewed by the Audit Committee and recommended to the Board prior to its release.
Meetings of the Board
The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the annual and quarterly meetings, the independent directors also have the opportunity to meet separate from management. Between each regularly scheduled Board meeting, a meeting of non-management Directors, chaired by the Lead Director, is held by teleconference to update the Directors on corporate developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of the Board members on matters falling within their special knowledge or experience.
Board Committees
The Corporation has an Audit Committee, Compensation and Benefits Committee, Corporate Governance and Nominating Committee, Currency Advisory Committee and an Executive Committee.
Audit Committee
The mandate of the Audit Committee is to oversee the Corporation’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Corporation’s financial statements, monitoring the independence and performance of the Corporation’s external auditors and acting as a liaison between the Board and the Corporation’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management discussion and analysis and earnings press releases before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Corporation’s auditors. The Audit Committee communicates directly with the Corporation’s external auditors in order to discuss audit and related matters whenever appropriate.
The Audit Committee currently consists of Messrs. Korbin (Chair), Thygesen and Faber, all of whom are nominees of management for re-election as Directors at the Meeting, and Mr. John Weatherall, who is retiring as a Director at the Meeting. The CSA Audit Committee Rules provide for audit committees to consist solely of independent directors. All of Messrs. Korbin, Thygesen and Faber, and Mr. Weatherall, are “independent directors” for the purposes of the CSA Audit Committee Rules, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, having regard to the heightened independence requirements applicable to audit committee members.
The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
Each of Messrs. Korbin (a nominee of management for re-election as a Director at the Meeting) and Weatherall (who is retiring as a Director at the Meeting) has been determined by the Board of Directors to be an Audit Committee Financial Expert, as such term is defined in the U.S. Securities Exchange Act of 1934, as amended. The Corporation believes that each of Mr. Korbin, a Chartered Accountant with over 30 years experience as an auditor with a major accounting firm and Mr. Weatherall, a Chartered Financial Analyst, with over 40 years experience as an investment analyst, who also has experience as a portfolio manager, are qualified to be an Audit Committee Financial Expert.

The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board will review and reassess the adequacy of the Audit Committee charter on an annual basis.
The Audit Committee has regular access to the Chief Financial Officer of the Corporation. The external auditors regularly attend all meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the Committee’s discretion. Additional information regarding the Audit Committee is located in the Directors and Officers section of the Corporation’s Annual Information Form.
Compensation and Benefits Committee
The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Corporation’s Employees’ and Directors’ Equity Incentive Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time, to determine the remuneration of executive officers and to determine any bonuses to be awarded.
The Compensation and Benefits Committee currently consists of Messrs. Huberman (Chair), Thygesen, Hanson, Korbin and Balloch. Each member of the committee qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.
Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee is responsible for making recommendations to the Board with respect to developments in the area of corporate governance and the practices of the Board. The Corporate Governance and Nominating Committee has expressly assumed responsibility for developing the Corporation’s approach to governance issues. The Committee is also responsible for reporting to the Board with respect to appropriate candidates for nominations to the Board, for overseeing the execution of an assessment process appropriate for the Board and its committees and for evaluating the performance and effectiveness of the Board and its committees.
The Corporate Governance and Nominating Committee of the Board currently consists of Messrs. Huberman, Hanson, Thygesen, Faber, Korbin and Balloch, all of whom are nominees of management for re-election as Directors at the Meeting, and Mr. John Weatherall, who is retiring as a Director at the Meeting. Mr. Huberman is Chair of the Committee, in addition to being the Corporation’s Lead Director. Each member of the Committee qualifies as an “independent director” for the purposes of the CSA Corporate

Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.
Executive Committee
The Executive Committee was created by the Board to meet as required, between meetings of the full Board, to approve expenditures of up to U.S.$10,000,000. It currently consists of Messrs. Friedland, Meredith, Macken and Huberman.
Code of Business Conduct and Ethics
The Corporation has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct and Ethics provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. A number of housekeeping amendments to the Code were made in 2007 to clarify consulting and reporting procedures and to recognize the Corporation’s whistleblower mechanism. A copy of the Corporation’s Code of Business Conduct and Ethics, as amended, has been filed on SEDAR and is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained, without charge, by request to the Corporate Secretary, 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, telephone to (604) 688-5755.
CSA Corporate Governance Guidelines
The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “A” to this Management Proxy Circular.
OTHER BUSINESS
Management of the Corporation is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.
DIRECTORS’ APPROVAL
The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.

ADDITIONAL INFORMATION
Copies of the Corporation’s Annual Information Form, annual financial statements, and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available free of charge on or through the Corporation’s website at www.ivanhoe-mines.com or through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Finally, securityholders may contact the Corporation directly to receive copies of, such filings, without charge, upon written or oral request to Beverly A. Bartlett, Vice President and Corporate Secretary, Suite 654-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-5755.
DATED at Vancouver, British Columbia, as of the 28th day of March, 2008.
BY ORDER OF THE BOARD
“BEVERLY A. BARTLETT”
VICE PRESIDENT AND CORPORATE SECRETARY

SCHEDULE “A”
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
     Effective June 30, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 (“NI 58-101”) and the associated National Policy 58-201 (“NP 58-201”) which require the Corporation to disclose its corporate governance practices. These new rules replace the former corporate governance guidelines of the TSX.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)		COMMENTS
1.	Board of Directors (the “Board”) – (a) Disclose the identity of directors who are independent.	The Board has reviewed the independence of each Director on the basis of the definitions in section 1.4 of MI 52-110, as amended, and the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. A Director is “independent” if he or she has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board could, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that 55% (six out of 11) of the nominees proposed by management for election to the Board are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

David Huberman

David Korbin

Markus Faber

Robert Hanson

Kjeld Thygesen

Howard Balloch

This determination was made on the basis that:

(a) they (and their immediate family members) are not and have not been within the last three years an employee or executive officer of the Corporation;

(b) they (and their spouse, minor child or step child) are not and have not been within the last three years a partner or employee of the Corporation’s external auditors firm;

(c)  they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Corporation’s executives served on that entity’s compensation committee;

(d)  they (and their immediate family members) did not receive more than U.S.$60,000 in direct compensation from the Corporation (exclusive of any remuneration received for acting as a Board or Committee member) during any 12 month period during the last three years;

(e) they and their immediate family members are not a current executive officer of a company that has made payments to, or received payments from, the Corporation for property or services in an

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1 million or 2% of such other company’s consolidated gross revenues; and

(f)  they are not a partner in, or a continuing shareholder or executive officer of any for-profit business organization to which the Corporation made, or from which the Corporation received payments (other than those arising solely from investments in the Corporation’s securities) that exceed 5% of the Corporation’s or business organization’s consolidated gross revenues for that year, or U.S.$200,000, whichever is more, in any of the past three years.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	The Board and Corporate Governance and Nominating Committee have determined, after reviewing the roles and relationships of each of the Directors, that the following five out of 11 nominees proposed by management for election to the Board are not ”independent” from the Corporation as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules:

Robert M. Friedland: Executive Chairman

Peter G. Meredith: Deputy Chairman

John Macken: President and CEO

R. Edward Flood

Bret Clayton

Messrs. Friedland, Meredith and Macken, as senior officers of the Corporation and/or one or more of its subsidiaries and members of management, are considered to be non-independent directors.

Mr. Flood, was a member of management until February 15, 2007, and is also considered to be a non-independent director.

In the case of Mr. Bret Clayton, the Board noted his position as an executive officer of the Rio Tinto Group (“Rio Tinto”) and considered the relationship between Rio Tinto and the Corporation resulting from Rio Tinto’s significant investment in the Corporation, the terms and conditions of the investment agreement between Rio Tinto and the Corporation and the shareholders’ agreement between Rio Tinto and Mr. Robert Friedland, Executive Chairman of the Corporation, each dated October 18, 2006, and the interim funding arrangement between Rio Tinto and the Corporation dated October 24, 2007. The Board concluded that such relationship was a “material relationship” within the meaning of the applicable provisions of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, and accordingly considers Mr. Clayton to be a non-independent nominee director.

(c) Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in	55% or six of the 11 nominees proposed by management for election to the Board are “independent directors” as defined in the CSA Corporate Governance Guidelines, the NYSE

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

carrying out its responsibilities.	Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The directors of the Corporation have reviewed the size of the Board and believe that the current Board size and composition results in a balanced representation on the Board among management, non-management directors and the Corporation’s major shareholders. While the Board functions effectively, given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Corporate Governance and Nominating Committee, will continue to seek additional qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests. In so doing, the Corporate Governance and Nominating Committee will seek candidates that meet all Canadian, U.S. and other standards of independence applicable to the Corporation. The Corporate Governance and Nominating Committee will continue to examine the size and composition of the Board and recommend adjustments from time to time to ensure that the Board continues to be of a size that facilitates effective decision-making. There are currently 12 Directors on the Board. Eleven nominees have been proposed by management for election as Directors at the Meeting. The maximum number permitted under the Corporation’s articles of incorporation is 12.

(d)  If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
All directorships with other public entities for each of the nominees are set out next to the individual’s name under the heading “Election of Directors – Management Nominees” in this Circular.

(e)  Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number meetings held since the beginning of the issuer’s most of recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.
The Board sets aside a portion of each regularly scheduled meeting to discuss any issues without management Directors being present. In addition, all committees meet without management being present unless the committee specifically requests the presence of one or more such persons.

The Corporate Governance and Nominating Committee, in particular, provides a forum without management being present to receive any expression of concern from a director, including a concern regarding the independence of the Board from management.

There were five such Board meetings and four such meetings of each of the Corporate Governance and Nominating, Audit and Compensation and Benefits Committees held in 2007.

In addition, between each regularly scheduled Board meeting, a meeting of non-management Directors, chaired by the Lead Director, is held by teleconference to update the non-management Directors on developments since the last Board meeting. Seven such meetings were held in 2007. Mr. Peter Meredith, Deputy Chairman of the Corporation, has periodically been invited to attend these meetings in order to brief the non-management Directors on recent developments.

The results of discussions of all Board committees, and of the meetings of non-management Directors, are

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

communicated to the rest of the Board at its next scheduled meeting, or more promptly, if required, by the committee Chairs to the other Directors and members of management.

(f)  Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.
Mr. Friedland currently serves as Chairman of the Board of Directors. The Board is of the view that appropriate structures and procedures are in place to allow the Board to function independently of management while continuing to provide the Corporation with the benefit of having a Chairman of the Board with extensive experience and knowledge of the Corporation’s business.

The Board has created the position of lead director, with specific responsibility for maintaining the independence of the Board and ensuring that the Board carries out its responsibilities. Mr. Huberman, who also serves as chair of the Corporate Governance and Nominating Committee and the Compensation and Benefits Committee, has served as the Corporation’s Lead Director since 2003. Mr. Huberman does not serve in a similar capacity with any other corporation.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The Board held five meetings in the 2007 financial year and the Corporate Governance and Nominating Committee, the Audit Committee and the Compensation and Benefits Committee each met four times during the year. A record of attendance by Director(s) at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2007, is set out next to each individual’s name under the heading “Election of Directors – Management Nominees” in this Circular.

2. Board Mandate –	The Board has assumed responsibility for the stewardship of the Corporation and has adopted a formal mandate as described in this Circular under the heading “Corporate Governance – Mandate of the Board”, setting out its stewardship responsibilities.

The mandate of the Board is available on the Corporation’s website (www.ivanhoe-mines.com). A copy may also be obtained upon request to the Vice President and Corporate Secretary of the Corporation, 654 — 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

3. Position Descriptions –	The Board has developed written position descriptions for the Chairman, Lead Director, the chair of each Board committee, CEO and CFO, clearly defining their respective roles and responsibilities. Such position descriptions were reviewed by the Corporate Governance and Nominating Committee and approved by the Board and are subject to annual review by the Corporate Governance and Nominating Committee.

(a)  Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(b)  Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)		COMMENTS

4. Orientation and Continuing Education		The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its committees and the contribution individual directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its directors. New directors are provided with a comprehensive information package, including pertinent corporate documents and a director’s manual containing information on the duties, responsibilities and liabilities of directors. New directors are also briefed by management as to the status of the Corporation’s business. Directors are provided with the opportunity to make site visits to the Corporation’s properties.
(a)	Briefly describe what measures the Board takes to orient new members regarding:
(i) the role of the Board, its committees and its directors, and
(ii) the nature and operation of the issuer’s business

(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of directors, corporate governance, ethics and compliance.

Presentations are made to the Board from time to time to educate and keep them informed of changes within the Corporation and of regulatory and industry requirements and standards.

In addition, Directors are encouraged to take courses relevant to the Corporation and its business, particularly with respect to corporate governance and the mining industry, at the Corporation’s expense. Directors are also encouraged to make site visits to the Corporation’s properties.

All of the Corporation’s non-management Directors are members of Canada’s Institute of Corporate Directors, whose mission is to foster excellence in directors to strengthen the governance and performance of Canadian corporations. Mr. David Huberman, the Corporation’s Lead Director, has completed the Institute’s Director Education Program, which reviews governance expectations and promotes best practices in the boardroom.

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5.     Ethical Business Conduct —

(a)    Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code:

(i)   disclose how a person or company may obtain a copy of the code;

(ii)   describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and disclose how a person or company may obtain a copy of the code;

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Corporation has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct and Ethics provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. A number of housekeeping amendments to the Code were made in 2007 to clarify consulting and reporting procedures and to recognize the Corporation’s whistleblower mechanism. The Corporation’s Code of Business Conduct and Ethics, as amended, has been filed on SEDAR and is available on the Corporation’s website (www.ivanhoe-mines.com). A copy may also be obtained, without charge, by request to the Vice President and Corporate Secretary, 654 — 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, telephone to (604) 688-5755.

All Directors and employees are provided with a booklet containing the Corporation’s Code of Business Conduct and Ethics and Corporate Securities Trading Policy (which has been translated into other languages as required for use in the Corporation’s international operations) and are required to sign a written acknowledgement confirming that they have received and reviewed it.

Corporate supervisors and employees are required to confirm, on an annual basis, that they have reviewed the Corporation’s Code of Business Conduct and Ethics as part of their annual performance appraisal.

The Corporate Governance and Nominating Committee monitors compliance with the Code of Business Conduct and Ethics and also ensures that management encourages and promotes a culture of ethical business conduct.

The Board has not granted any waiver of the Code of Business Conduct and Ethics in favor of a Director or executive officer. Accordingly, no material change report has been required or filed.

(b)    Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
The Corporate Governance and Nominating Committee monitors the disclosure of conflicts of interest to the Board by Directors and ensures that no Director will vote or participate in a discussion on a matter in respect of which such Director has a material interest. Committee Chairs perform the same function with respect to meetings of each Board committee.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Corporation has published a Statement of Values and Responsibilities. An updated Statement was approved by the Board on March 11, 2008. It has also developed various corporate policies including Corporate Disclosure, Confidentiality and Securities Trading policies, and a Whistleblower Policy, administered by an independent third party.

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The Corporation conducts education programs for its personnel dealing with matters of corporate ethics and best practices.

During 2007 the Corporate Governance and Nominating Committee met with the Corporation’s CEO and CFO to discuss corporate ethics and best practices and were satisfied that they are a focus of the CEO, CFO and throughout the Corporation’s international operations.

6. Nomination of Directors – (a) Describe the process by which the Board identifies new candidates for Board nomination.	The Board has a Corporate Governance and Nominating Committee consisting of Messrs. Huberman, Hanson, Thygesen, Faber, Korbin and Balloch, all of whom are nominees of management for re-election as Directors at the Meeting, and Mr. John Weatherall, who is retiring as a Director at the Meeting. All members of the committee are “independent directors” under the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Mr. Huberman has been appointed as Chairman of the committee. The full Board determines, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Corporate Governance and Nominating Committee developed a skills matrix outlining the Corporation’s desired complement of Directors’ competencies, skills and characteristics. The Committee annually assesses the current competencies and characteristics represented on the Board and utilizes the matrix to determine the Board’s strengths and identify any gaps that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing directors on an ongoing basis.

The Corporate Governance and Nominating Committee has been given the responsibility for developing an evergreen list of potential nominees who the Committee feels would be appropriate to be asked to join the Board if, as and when there are vacancies pending and such persons are available to do so and who complement the current skills matrix. The Committee receives and reviews recommendations from Directors and members of management in determining whether to add the names of new candidates to the list, and has the authority to hire outside consultants to help to identify additional qualified candidates as required.

The Corporation does not have a shareholder with the ability to exercise a majority of the votes for the election of the Board. However, the Chairman of the Corporation holds approximately 26.9% of the Corporation’s voting securities as at the date of this Circular and Rio Tinto, which is entitled to nominate a qualified individual or individuals for appointment or election to the Board in proportion to its shareholdings from time to time, holds approximately 9.89% of the Corporation’s voting securities at such date. The Corporation has a majority of directors who do not have an interest in or relationship with either the

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Corporation, its Chairman or Rio Tinto and, which fairly reflects the investment in the Corporation by shareholders other than the Chairman or Rio Tinto.

The Board seeks to achieve a greater representation of independent directors and has determined to continue to seek, through its Corporate Governance and Nominating Committee, additional qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests. In so doing, the Corporate Governance and Nominating Committee will seek candidates that meet all Canadian, U.S. and other standards of independence applicable to the Corporation.

The charter of the Corporate Governance and Nominating Committee is available on the Corporation’s website (www.ivanhoe-mines.com). A copy may also be obtained upon request to the Corporate Secretary, 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1, telephone (604) 688-5755.

7. Compensation –

(a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Compensation and Benefits Committee has responsibility for recommending compensation for the Corporation’s senior executive officers to the Board. CEO compensation is approved by the Compensation and Benefits Committee. See “Report on Executive Compensation”.

The Compensation and Benefits Committee periodically reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for non-management Directors to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director, without compromising a Director’s independence. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

Effective May 1, 2007, all non-management directors receive Cdn.$25,000 per annum for acting as such (prior thereto, Cdn$15,000). Mr. David Huberman receives an additional Cdn.$60,000 per annum for acting as the Lead Director of the Board. The Chair of the Audit Committee receives an additional Cdn.$25,000 per annum, for acting in such capacity. The Chair of the Compensation and Benefits Committee and the Corporate Governance Committee receives an additional payment of Cdn.$15,000 per annum for acting as such. Effective March 9, 2007, non-management directors also receive Cdn.$1,500 per in-person Board or Committee meeting attended (prior thereto, Cdn.$1,200) and U.S.$600 per Board or Committee conference call in which they participate.

In addition to their cash compensation, non-executive directors (other than the nominee of Rio Tinto in accordance with Rio Tinto’s corporate policy) also receive a grant of 25,000 stock options per annum, such options having a five year term and fully vesting on the first anniversary of the date of the grant.

(b) Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee	The Compensation and Benefits Committee comprises five Directors, all of whom have been affirmatively determined by the Board to be “independent directors”

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composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	as defined by the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The members of the committee have diverse professional backgrounds, with prior experience in executive compensation. None of the members of the committee serve as CEOs or senior executive officers of other public corporations.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The duties and responsibilities of the Compensation and Benefits Committee include the development of a compensation philosophy and policy; evaluating the performance of the Corporation’s senior executive officers, reviewing their compensation, and monitoring equity incentive arrangements.

The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of executive management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Corporation’s Equity Incentive Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time and to determine the remuneration of executive management and to determine any bonuses to be awarded. Commencing in 2007, the committee will conduct a formal review of the Corporation’s executive compensation on an annual basis and otherwise as required to satisfy itself and the Board that the Corporation’s compensation objectives are being met.

The members of the Compensation and Benefits Committee are Messrs. Huberman (Chair), Thygesen, Hanson, Korbin and Balloch. Each member of the committee is an independent director for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The charter of the Compensation and Benefits Committee is available on the Corporation’s website (www.ivanhoe-mines.com). A copy may also be obtained upon request to the Vice President and Corporate Secretary, 654 - 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

(d)   If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Towers Perrin were retained in 2004 by the Compensation and Benefits Committee to prepare a director compensation report to assist the committee in the determination of independent director compensation. They were mandated to provide the review based on compensation levels provided to similarly sized international mining companies. Towers Perrin’s fee for its 2004 report was Cdn$19,821.

Gurr Lane & Associates were retained in 2005 by the Compensation and Benefits Committee to prepare reports to assist the committee in developing a compensation strategy for the position of President and for the other executive and senior management positions. They were mandated to develop a justifiable compensation strategy which benchmarks such positions in terms of the competitive marketplace of similar-sized international mining companies and, where appropriate, larger operating mining companies.

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The proposals were intended to address salary, bonus and stock options. Gurr Lane & Associates’ fee for the reports was Cdn$39,697.

Towers Perrin were retained in 2006 by the Compensation and Benefits Committee to prepare a report on industry standards and best practices relating to “change of control” provisions in executive employment agreements. Towers Perrin’s fee for this report was Cdn.$10,788.

Mercer (Canada) Limited (“Mercer”) was retained in 2007 to prepare a model for executive compensation for the Corporation and to provide support to the Compensation and Benefits Committee in determining compensation for the Corporation’s officers for the 2007 fiscal year. Mercer’s fee for these services was Cdn$67,089.

None of the compensation consultants or advisors retained by the Compensation and Benefits Committee have performed other work for the Corporation. The Committee will require any such consultant or advisor to obtain its written approval prior to undertaking any work for management of the Corporation in order to protect the independence of such consultant or advisor.

Recommendations of the Compensation and Benefits Committee to the Board are the responsibility of the committee and may reflect factors and considerations outside of surveys’ or consultants’ recommendations.

8. Other Board Committees – If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	In addition to the Audit Committee, the Compensation and Benefits Committee and the Corporate Governance and Nominating Committee, in March 2005 the Board approved the establishment of an Executive Committee, consisting of Messrs. Friedland, Huberman, Meredith and Macken, to meet between formal meetings of the Board as necessary, with authority to approve expenditures of up to U.S.$10,000,000. No meetings of the Executive Committee were held in 2007.

The Board has also established a Currency Advisory Committee, consisting of the former Chairman of the Audit Committee and each of Mr. Peter Meredith (the Corporation’s Deputy Chairman) and its CFO, to make recommendations to the CFO on managing the Corporation’s currency exposures and to report to the Board on a quarterly basis. Dr. Faber is also a member of the Currency Advisory Committee. The Currency Advisory Committee met three times in 2007.

9.   Assessments – Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.
The Corporate Governance and Nominating Committee has the responsibility for developing and recommending to the Board, and overseeing the execution of, a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, on a regular basis. The Corporate Governance and Nominating Committee has developed and is continuing to refine an assessment process for the Board, each of its committees, and the contribution of individual directors.

The Corporate Governance and Nominating Committee has, for the last three years, reviewed and approved a performance evaluation questionnaire that was forwarded to all of the members of the Board of

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Directors. This questionnaire covers a wide range of issues providing for quantitative ratings and subjective comments and recommendations in each area. In 2004, all Directors assessed the performance of the Board as a whole, its Committees, the Chair of each Committee, and the Lead Director. Issues addressed included Board composition, Board discussion and the relationship with the CEO, Director orientation and ongoing development, definition of roles and responsibilities, Board and Director evaluation, Director compensation, CEO and management succession, strategic planning and supporting plans, Committees, and the role of the Lead Director. Responses were tabulated and analyzed through independent Board governance consultants, without attribution of comments to individual directors, and a summary report was provided to the Lead Director, and through him, to the Committee and the full Board, with recommendations for improvement where required. In 2005, each Director assessed his own performance. Issues addressed included skills and experience, preparation, attendance and availability, communication and interaction, strategies and plans, business, corporation and industry knowledge, and an overall assessment. Responses were provided to the Lead Director. In 2006, a peer review was completed by the Directors. Each Director was asked to evaluate the contribution of each of the other Directors in the following areas: preparation and availability, accountability and transparency, contribution to strategic planning, oversight of performance and risk, contribution to supervision and relationship with management, contribution to Board internal effectiveness, and overall contribution of the individual Director. Each Director was also asked to comment on what additional skills, experience and information could benefit the Board and how they might be accessed, what were his and his fellow Directors most recent accomplishments for the Corporation, and what each Director sought to accomplish with his fellow Directors over the next 1-2 years at the Corporation. The Lead Director was provided with a report detailing the average (mean) ratings for all Directors of the portion of the questionnaire dealing with the contribution of individual Directors, and a summary of the responses to the portion dealing with overall Board contribution, on a non-attributed basis. Each individual Director was provided with a confidential ‘report card’ containing their peers’ assessment of their contribution. The Lead Director met with each Director to discuss individual and Board performance, and reported the overall results to the Board of Directors.

In 2007, the Board completed collective, self-assessment and peer reviews, as described above. The Corporate Governance and Nominating Committee intends to continue these processes on a regular basis.

These evaluations showed that the Board, its Committees, the Committee Chairs, the Lead Director and individual Directors were effectively fulfilling their responsibilities.

(1)	Reference is made to the items in Form 58-101F.

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IVANHOE MINES LTD.
654 — 999 Canada Place, Vancouver, British Columbia V6C 3E1
Tel: (604) 688 5755  Fax: (604) 682 2060

P R O X Y
This proxy is solicited by the management of IVANHOE MINES LTD. (the “Corporation”) for the Annual General Meeting of its shareholders (the “Meeting”) to be held on May 9, 2008.
The undersigned hereby appoints, Peter Meredith, Deputy Chairman and Director, or failing him, Beverly A. Bartlett, Vice President and Corporate Secretary of the Corporation, or instead of either of the foregoing, (insert name)                                                                                                                                   , as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held in the President’s Room of the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on May 9, 2008 at 9:00 AM, local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1.	ELECTION OF DIRECTORS
The nominees proposed by management of the Corporation are:

	ROBERT M. FRIEDLAND	FOR ☐	WITHHOLD ☐
	DAVID HUBERMAN	FOR ☐	WITHHOLD ☐
	JOHN MACKEN	FOR ☐	WITHHOLD ☐
	PETER MEREDITH	FOR ☐	WITHHOLD ☐
	BRET CLAYTON	FOR ☐	WITHHOLD ☐
	KJELD THYGESEN	FOR ☐	WITHHOLD ☐
	ROBERT HANSON	FOR ☐	WITHHOLD ☐
	MARKUS FABER	FOR ☐	WITHHOLD ☐
	HOWARD BALLOCH	FOR ☐	WITHHOLD ☐
	DAVID KORBIN	FOR ☐	WITHHOLD ☐
	R. EDWARD FLOOD	FOR ☐	WITHHOLD ☐
2.	APPOINTMENT OF AUDITORS

To appoint Deloitte & Touche, LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

FOR ☐ WITHHOLD ☐

3.	To transact any other business as may properly come before the Meeting or at any adjournment thereof.

4.	Upon any permitted amendment to or variation of any matter identified in the Notice of Meeting.
THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED:	, 2008.

Signature of Shareholder

(Please print name here)

Note:	If not dated, this proxy is deemed to be dated on the day sent by the Corporation.

Affix label here
Name of Shareholder
Address of Shareholder
(Please advise the Corporation of any change of address)

NOTES:
A proxy will not be valid unless the completed, signed and dated form of proxy is faxed to CIBC Mellon Trust Company, Attention: Proxy Department 1-416-368-3976 or 1-866-781-3111 or delivered by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1 or P.O. Box 721, Agincourt, Ontario, M1S 0A1 or delivered by hand to The Oceanic Plaza, 1600 — 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time at which the Meeting is to be held, or any adjournment thereof.
Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing.
A shareholder has the right to appoint a person, who need not be a shareholder, other than either of the nominees designated in this form of proxy to attend and act for the shareholder and on the shareholder’s behalf at the Meeting, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.
The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters identified or referred to in the accompanying Notice of Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.
IN RESPECT OF A MATTER SO IDENTIFIED OR REFERRED TO FOR WHICH NO INSTRUCTION IS GIVEN, THE NOMINEES NAMED IN THIS PROXY WILL VOTE SHARES REPRESENTED THEREBY FOR THE APPROVAL OF SUCH MATTER.

IVANHOE MINES LTD.
Dear Shareholder:
As a non-registered shareholder of Ivanhoe Mines Ltd., you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.
As long as you remain a non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/InvestorInquiry.
We encourage you to submit your request online at:
www.cibcmellon.com/FinancialStatements.
Our Company Code Number is 3086B.
NOTE: Do not return this card by mail if you have submitted your request online.
REQUEST FOR FINANCIAL STATEMENTS
TO: CIBC Mellon Trust Company
Please add my name to the Supplemental Mailing List for Ivanhoe Mines Ltd. and send me their financial statements as indicated below:
Interim Financial Statements           ☐
Annual Financial Statements           ☐
(Please Print)

Name

Address

Postal Code/Zip Code

SHAREHOLDER CONSENT TO DELIVERY OF ELECTRONIC MATERIALS
Ivanhoe Mines Ltd. (the “Company”) is introducing a voluntary option for the delivery of Company documents to its shareholders (“Shareholders”) by electronic means rather than traditional mailing of paper copies. This option allows the Company to provide its shareholders a convenient method of receiving materials meant to increase timeliness for Shareholders, provide benefits to our environment and reduce costs.
I consent to the electronic delivery of the documents listed below that the Company elects to deliver to me electronically, all in accordance with the terms hereof. The consent granted herein will last until revoked by the Shareholder.

1.	The following documents that are filed with securities regulators and mailed to other Shareholders will at the same time be delivered electronically to me (collectively referred to as the “Documents” or each of them as a “Document”):
a)	annual reports including financial statements;

b)	quarterly reports, including financial statements;

c)	management information circulars; and d) such other disclosure documents that the Company makes available by electronic means.
2.	The Documents will be delivered to me by the Company by making them available for my viewing, downloading and/or saving on the Internet website www.ivanhoemines.com (the “Website”).

I must then go to “Investor Information” and “Financial Reports” and locate the document of interest for viewing.

The Company will advise me by e-mail when the documents are available on the Website.

3.	The viewing, downloading and/or saving of a Document requires me to use:
a)	a computer with a 486/33 processor (or MacIntosh LC III) or higher with at least 16 megabytes of RAM (Random Access Memory) and Windows 3.1;

b)	access to an Internet service provider;

c)	the program Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher);

d)	the program Adobe Acrobat Reader 3.0 (or higher) to read the material; and

e)	an electronic mail account to receive notification.
For Shareholders without Adobe Acrobat Reader, a link will be provided to allow the downloading of this program. Accordingly, I acknowledge that I understand the above technical requirements and that I possess the technical ability and resources to receive electronic delivery in the manner outlined in this “Consent to Electronic Delivery of Documents”.
4.	I acknowledge that I may receive at no cost a paper copy of any Document to be delivered if the Company cannot make electronic delivery available or if I contact the Company’s transfer agent, CIBC Mellon by telephone at (800) 387-0825, regular mail at Ivanhoe Mines Ltd. c/o CIBC Mellon Trust Company, PO Box 1900, Vancouver, BC V6C 3K9 or via electronic mail at inquiries@cibcmellon.com. I further acknowledge that my request of a paper copy of any Document does not constitute revocation of this “Consent to Electronic Delivery of Documents”.

5.	The Documents will be posted on the Website for delivery for a period of time corresponding to the notice period stipulated under applicable legislation and the Documents will remain posted on the Website thereafter for a period of time which is appropriate and relevant, given the nature of the document.

6.	I understand that my consent may be revoked or changed at any time by notifying the Company’s transfer agent of such revocation or changed by telephone, regular mail or e-mail as specified in paragraph 4 above.

7.	I understand that the Company maintains in confidence the personal information I provide as a Shareholder and uses it only for the purpose of Shareholder communication.

8.	I understand that I am not required to consent to the electronic delivery of Documents. I have read and understand this “Consent to Electronic Delivery of Documents” and I consent to the electronic delivery of Documents on the foregoing terms.
I have read and understand this “Consent for Electronic Delivery of Documents” for Ivanhoe Mines Ltd. and consent to the electronic delivery of the Documents on the terms outlined above.
Please complete the sections below then mail or fax the form to CIBC Mellon Trust Company at the address below.

Print Shareholder(s) Name

(as it appears on your cheques, certificates, statements or correspondence)
E-mail Address

Mailing Address
Address 1

Address 2

City, Province/State

Country

Post Code/Zip Code

Date	Shareholder Signature(s)

Print and mail this form to:	or	Print and fax this form to:
CIBC Mellon Trust Company		1- 604-688-4301
PO Box 1900
Vancouver, BC
V6C 3K9

CIBC Mellon Trust Company	1-416-643-5501
PO Box 7010
Adelaide Street Postal Station
Toronto, ON
M5C 2W9